  As filed with the Securities and Exchange Commission on September 24, 1997.
                                                    File No. 333-____________


                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                              FORM N-8B-2

A.   Exact name of trust:  Separate Account Five

B.   Name of depositor:  Hartford Life Insurance Company

C.   Complete address of depositor's principal executive offices:

     P.O. Box 2999
     Hartford, CT  06104-2999

D.   Name and complete address of agent for service:

     Marianne O'Doherty, Esq.
     Hartford Life Insurance Companies
     P.O. Box 2999
     Hartford, CT  06104-2999

     It is proposed that this filing will become effective:

     ___  immediately upon filing pursuant to paragraph (b) of Rule 485
     ___  on May 1, 1998 pursuant to paragraph (b) of Rule 485
     ___  60 days after filing pursuant to paragraph (a)(1) of Rule 485
     ___  on May 1, 1998 pursuant to paragraph (a)(1) of Rule 485
     ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. Title and amount of securities being registered: Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

G.  Amount of filing fee: $500.00

H. Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       RECONCILIATION AND TIE BETWEEN
                         FORM N-8B AND PROSPECTUS

ITEM NO. OF
FORM N-8B-2            CAPTION IN PROSPECTUS
-----------            --------------------
1.                     Cover page

2.                     Cover page

3.                     Not applicable

4.                     The Company; Distribution of the Policies

5.                     Summary - The Separate Account; The Separate
                       Account - General

6.                     The Separate Account - General

7.                     Not required by Form S-6

8.                     Not required by Form S-6

9.                     Legal Proceedings

10. Summary; The Separate Account - The Funds; The Policy - Application for a Policy; Policy Benefits and Rights; Other Matters - Voting Rights, Dividends

11.                    Summary; The Separate Account - The Funds

12.                    Summary;  The Separate Account- The Funds

13.                    Deductions and Charges;  Distribution of the Policies;
                       Federal Tax Considerations

14.                    The Policy - Application for a Policy

15.                    The Policy - Allocation of Premium

16.                    The Separate Account - The Funds;  The Policy -
                       Allocation of Premiums

17. Summary; Policy Benefits and Rights - Account Value and Amount Payable on Surrender of the Policy, Cancellation and Examine Rights

ITEM NO. OF
FORM N-8B-2            CAPTION IN PROSPECTUS
-----------            --------------------
18.                    The Separate Account - The Funds; Deduction and Charges;
                       Federal Tax Considerations

19.                    Other Matters - Statement to Policy Owners

20.                    Not applicable

21.                    Policy Benefits and Rights - Policy Loans

22.                    Not applicable

23.                    Safekeeping of Separate Account Assets

24.                    Other Matters - Assignment

25.                    The Company

26.                    Not applicable

27.                    The Company

28.                    The Company

29.                    The Company

30.                    Not applicable

31.                    Not applicable

32.                    Not applicable

33.                    Not applicable

34.                    Not applicable

35.                    Distribution of Policies

36.                    Not required by Form S-6

37.                    Not applicable

38.                    Distribution of the Policies

ITEM NO. OF
FORM N-8B-2            CAPTION IN PROSPECTUS
-----------            --------------------
39.                    The Company;  Distribution of the Policies

40.                    Not applicable

41.                    The Company;  Distribution of the Policies

42.                    Not applicable

43.                    Not applicable

44.                    The Policy - Allocation of Premiums

45.                    Not applicable

46.                    Policy Benefits and Rights - Account Value

47.                    The Separate Account - Portfolio

48.                    Cover Page;  The Company

49.                    Not applicable

50.                    The Separate Account - General

51. Summary; The Company; The Policy; Policy Benefits and Rights; Other Matters - Beneficiary

52.                    The Separate Account - The Funds, Investment Adviser

53.                    Federal Tax Considerations

54.                    Not applicable

55.                    Not applicable

56.                    Not required by Form S-6

57.                    Not required by Form S-6

58.                    Not required by Form S-6

59.                    Not required by Form S-6

                                     PART I

                         PUTNAM CAPITAL MANAGER LIFE 2
                     MODIFIED SINGLE PREMIUM VARIABLE LIFE
                              INSURANCE POLICIES
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999
[LOGO]                     TELEPHONE 1-800-231-5453

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus describes Putnam Capital Manager Life, a modified single premium variable life insurance Policy ("Policy" or "Policies") offered by Hartford Life Insurance Company ("Hartford") to applicants age 90 and under. The Policy lets the Policy Owner pay a single premium and, subject to restrictions, additional premiums.

The Policy is a modified endowment contract for federal income tax purposes, except in certain cases described under "Federal Tax Considerations," page 23. A LOAN, DISTRIBUTION OR OTHER AMOUNT RECEIVED FROM A MODIFIED ENDOWMENT CONTRACT DURING THE LIFE OF THE INSURED WILL BE TAXED TO THE EXTENT OF ANY ACCUMULATED INCOME IN THE POLICY. ANY AMOUNTS THAT ARE TAXABLE WITHDRAWALS WILL BE SUBJECT TO A 10% ADDITIONAL TAX, WITH CERTAIN EXCEPTIONS.

Generally, the minimum initial premium Hartford will accept is $10,000. The initial premium will be allocated to the PCM Money Market Fund Sub-Account. After the right to cancel period has expired, the amount so allocated will be transferred to the Funds specified in the Policy Owner's application. The underlying investment portfolios ("Funds") of Putnam Variable Trust available under the Policies are described in the section entitled "The Separate Account -- Funds" page 8.

There is no guaranteed minimum Account Value for a Policy. The Account Value of a Policy will vary up or down to reflect the investment experience of the Funds to which premiums have been allocated. The Policy Owner bears the investment risk for all amounts so allocated. The Policy continues in force while the Cash Surrender Value is sufficient to pay the monthly charges under the Policy ("Deduction Amount"). The Policy may terminate if the Cash Surrender Value is insufficient to cover a Deduction Amount and, after expiration of a specified period, no additional premium payments are made.

The Policies provide for a Face Amount, which is the minimum death benefit under a Policy. The death benefit ("Death Benefit") may be greater than the Face Amount. The Account Value will, and under certain circumstances the Death Benefit of the Policy may, increase or decrease based on the investment experience of the Funds to which premiums have been allocated. However, while the Policy is in force, the Death Benefit will never be less than the Face Amount. At the death of the Insured, Hartford will pay the death proceeds ("Death Proceeds") to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Policy.

--------------------------------------------------------------------------------

IT MAY NOT BE ADVANTAGEOUS TO PURCHASE VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE POLICY.
--------------------------------------------------------------------------------

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

THE PRODUCTS DESCRIBED HEREIN ARE NOT DEPOSITS OF, OR GUARANTEED BY ANY BANK, NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.
--------------------------------------------------------------------------------
THE DATE OF THIS PROSPECTUS IS ______________.

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
 SPECIAL TERMS.........................................................    4
 SUMMARY...............................................................    6
 THE COMPANY...........................................................    8
 THE SEPARATE ACCOUNT..................................................    8
   General.............................................................    8
   Funds...............................................................    8
   Investment Adviser..................................................   10
 THE POLICY............................................................   10
   Application for a Policy............................................   10
   Premiums............................................................   10
   Allocation of Premiums..............................................   11
   Accumulation Unit Values............................................   11
 DEDUCTIONS AND CHARGES................................................   11
   Chart of Deductions and Charges.....................................   11
   Cost of Insurance Charge............................................   12
   Administrative Charge...............................................   13
   Annual Maintenance Fee..............................................   13
   Surrender Charge....................................................   13
   Policy Owner Options................................................   13
     Option 1..........................................................   13
     Option 2..........................................................   14
   Other Deductions or Charges.........................................   14
 POLICY BENEFITS AND RIGHTS............................................   14
   Death Benefit.......................................................   14
   Account Value.......................................................   15
   Transfer of Account Value...........................................   15
   Policy Loans........................................................   15
   Amount Payable on Surrender of the Policy...........................   16
   Partial Surrenders..................................................   16
   Benefits at Maturity................................................   16
   Lapse and Reinstatement.............................................   16
   Cancellation and Exchange Rights....................................   17
   Suspension of Valuation, Payments and Transfers.....................   17
 LAST SURVIVOR POLICIES................................................   17
 OTHER MATTERS.........................................................   17
   Voting Rights.......................................................   17
   Statements to Policy Owners.........................................   18
   Limit on Right to Contest...........................................   18
   Misstatement as to Age and Sex......................................   18
   Payment Options.....................................................   18
   Beneficiary.........................................................   19
   Assignment..........................................................   19
   Dividends...........................................................   19
 EXECUTIVE OFFICERS AND DIRECTORS......................................   20
 DISTRIBUTION OF THE POLICIES..........................................   23
 SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS..........................   23
 FEDERAL TAX CONSIDERATIONS............................................   23
   General.............................................................   23
   Taxation of Hartford and the Separate Account.......................   23
   Income Taxation of Policy Benefits..................................   24
   Last Survivor Policies..............................................   24
   Modified Endowment Contracts........................................   24
   Estate and Generation Skipping Taxes................................   24

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------

                                                                         PAGE
                                                                         ----
   Diversification Requirements........................................   25
   Ownership of the Assets in the Separate Account.....................   25
   Life Insurance Purchased for Use in Split Dollar Arrangements.......   25
   Federal Income Tax Withholding......................................   26
   Non-Individual Ownership of Policies................................   26
   Other...............................................................   26
   Life Insurance Purchases by Nonresident Aliens and Foreign
    Corporations.......................................................   26
 LEGAL PROCEEDINGS.....................................................   26
 LEGAL MATTERS.........................................................   26
 EXPERTS...............................................................   26
 REGISTRATION STATEMENT................................................   26
 APPENDIX A--SPECIAL INFORMATION FOR POLICIES PURCHASED IN NEW YORK....   27
 APPENDIX B--ILLUSTRATION OF BENEFITS..................................   29

   THE POLICIES OR POLICY OWNER OPTION 2 MAY NOT BE AVAILABLE IN ALL STATES.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                 SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: The current value of the Sub-Accounts plus the value of the Loan Account under the Policy.

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

ANNUAL WITHDRAWAL AMOUNT: The amount of a surrender or partial surrender that is not subject to the Surrender Charge. This amount in any Policy Year is the greater of 10% of premiums or 100% of cumulative earnings (Account Value less premiums paid).

ANNUITY UNIT: An accounting unit of measure used to calculate the amount of annuity payments.

ATTAINED AGE: The Issue Age plus the number of fully completed Policy Years.

CASH SURRENDER VALUE: The Cash Value less all Indebtedness.

CASH VALUE: The Account Value less any Surrender Charge and any Unamortized Tax charge due upon surrender.

CODE: The Internal Revenue Code of 1986, as amended.

COVERAGE AMOUNT: The Death Benefit less the Account Value.

DEATH BENEFIT: The greater of (1) the Face Amount specified in the Policy or (2) the Account Value on the date of death multiplied by a stated percentage as specified in the Policy.

DEATH PROCEEDS: The amount that Hartford will pay on the death of the Insured. This equals the Death Benefit less any Indebtedness.

DEDUCTION AMOUNT: A deduction on the Policy Date and on each Monthly Activity Date for the cost of insurance, Tax Expense charges under Option 1, an administrative charge and a mortality and expense risk charge.

FACE AMOUNT: On the Policy Date, the Face Amount is the amount shown on the Policy's Specifications page. Thereafter, the Face Amount is reduced in proportion to any partial surrenders.

FUNDS: The registered investment management companies in which assets of the Separate Account may be invested.

GUIDELINE SINGLE PREMIUM: The "Guideline Single Premium" as defined in Section 7702 of the Code.

HOME OFFICE: Currently located at 200 Hopmeadow Street, Simsbury, Connecticut; however, the mailing address is P.O. Box 2999, Hartford, Connecticut 06104-2999.

INDEBTEDNESS: All monies owed to Hartford by the Policy Owner, including all outstanding loans on the Policy, any interest due or accrued and any unpaid Deduction Amount or annual maintenance fee arising during a grace period.

INSURED: The person on whose life the Policy is issued.

LOAN ACCOUNT: An account in Hartford's General Account, established for any amounts transferred from the Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest that is not based on the investment experience of the Separate Account.

MONTHLY ACTIVITY DATE: The day of each month on which any deductions or charges are subtracted from the Account Value of the Policy. Monthly Activity Dates occur on the same day of the month as the Policy Date.

POLICY ANNIVERSARY: The anniversary of the Policy Date.

POLICY DATE: The date from which Policy Anniversaries and Policy Years are measured.

POLICY LOAN RATE: The interest rate charged on Policy loans.

POLICY OWNER: The owner of the Policy

POLICY OWNER OPTIONS: The Policy Owner may elect one of two options offered by Hartford to pay Mortality and Expense Risk charges and certain tax related charges. The Policy Owner must elect the option at the time the Policy is issued and the option cannot be changed once the Policy is issued. The following options are available:

    OPTION 1: ASSET BASED CHARGES: Under this option the Policy Owner elects to pay a Mortality and Expense Risk charge that is deducted monthly from Account Value at an annual rate of .90% in Policy Years 1 through 10 and at an annual rate of .50% in Policy Years 11 and beyond; a Tax Expense charge that is also deducted monthly at an annual rate of .40% for the first 10 Policy Years and an Unamortized Tax charge that is imposed during the first 9 Policy Years on surrenders or partial surrenders according to the rate set forth in "Deductions and Charges -- Policy Owner Options -- Unamortized Tax Charge" page 14. See "Deductions and Charges -- Policy Owner Options" page 13.

    OPTION 2: FRONTED CHARGES: Under this option the Policy Owner elects to pay a Mortality and Expense Risk charge that is deducted monthly from Account Value at an annual rate of .65% in Policy Years 1 through 10 and an annual rate of .50% in Policy Years 11 and beyond and a Tax Expense charge that is deduction from any Premium payment in all Policy Years at an annual rate of 4.0%. This option is not available in all states. See "Deductions and Charges -- Policy Owner Options" page 13.

SEPARATE ACCOUNT: Separate Account Five, an account established by Hartford to separate the assets funding the Policies from other assets of Hartford.

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

SUB-ACCOUNT: The subdivisions of the Separate Account.

SURRENDER CHARGE: A charge which may be assessed upon surrender of the Policy or partial surrenders in excess of the Annual Withdrawal Amount.

VALUATION DAY: The date on which the Sub-Account is valued. The Valuation Day is every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                    SUMMARY
                                  THE POLICIES

    The Policies are life insurance Policies with death benefits, cash values, and other traditional life insurance features. The Policies are "variable." Unlike the fixed benefits of ordinary whole life insurance, the Account Value will, and the Death Benefit may, increase or decrease based on the investment experience of the Funds to which premiums have been allocated. The Policies are credited with units ("Accumulation Units") to calculate cash values. The Policy Owner may transfer the cash values among the Funds.

    The Policies can be issued on a single life or "last survivor" basis. For a discussion of how last survivor Policies operate differently from single life Policies, see "Last Survivor Policies," page 17.

                       THE SEPARATE ACCOUNT AND THE FUNDS

    Separate Account Five ("Separate Account") funds the variable life insurance Policies offered by this Prospectus. Hartford established the Separate Account pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. The Policies currently offer 16 sub-accounts ("Sub-Accounts"), each investing exclusively in a Fund. The investment objectives of the Funds are as set forth in "The Separate Account," page 8. Applicants should read the Funds prospectus accompanying this Prospectus in connection with the purchase of a Policy.

    The following table shows annual fund operating expenses in 1996:

                         ANNUAL FUND OPERATING EXPENSES
                        (as a percentage of net assets)

                                                                                                    MANAGEMENT      OTHER
                                                                                                       FEES       EXPENSES
                                                                                                   ------------  -----------
Putnam VT Asia Pacific Growth Fund...............................................................        0.80%        0.43%
Putnam VT Diversified Income Fund................................................................        0.70%        0.13%
Putnam VT Global Asset Allocation Fund...........................................................        0.68%        0.15%
Putnam VT Global Growth Fund.....................................................................        0.60%        0.16%
Putnam VT Growth and Income Fund.................................................................        0.49%        0.05%
Putnam VT High Yield Fund........................................................................        0.68%        0.08%
Putnam VT International Growth Fund..............................................................        0.80%        0.18%
Putnam VT International Growth and Income Fund...................................................        0.80%        0.17%
Putnam VT International New Opportunities Fund...................................................        1.20%        0.19%
Putnam VT Money Market Fund (1)..................................................................        0.45%        0.10%
Putnam VT New Opportunities Fund.................................................................        0.63%        0.09%
Putnam VT New Value Fund.........................................................................        0.70%        0.13%
Putnam VT U.S. Government and High Quality Bond Fund.............................................        0.62%        0.07%
Putnam VT Utilities Growth and Income Fund (2)...................................................        0.69%        0.09%
Putnam VT Vista Fund.............................................................................        0.65%        0.16%
Putnam VT Voyager Fund...........................................................................        0.57%        0.06%

                                                                                                   TOTAL FUND
                                                                                                    OPERATING
                                                                                                    EXPENSES
                                                                                                   -----------
Putnam VT Asia Pacific Growth Fund...............................................................       1.23%
Putnam VT Diversified Income Fund................................................................       0.83%
Putnam VT Global Asset Allocation Fund...........................................................       0.83%
Putnam VT Global Growth Fund.....................................................................       0.76%
Putnam VT Growth and Income Fund.................................................................       0.54%
Putnam VT High Yield Fund........................................................................       0.76%
Putnam VT International Growth Fund..............................................................       0.98%
Putnam VT International Growth and Income Fund...................................................       0.97%
Putnam VT International New Opportunities Fund...................................................       1.39%
Putnam VT Money Market Fund (1)..................................................................       0.55%
Putnam VT New Opportunities Fund.................................................................       0.72%
Putnam VT New Value Fund.........................................................................       0.83%
Putnam VT U.S. Government and High Quality Bond Fund.............................................       0.69%
Putnam VT Utilities Growth and Income Fund (2)...................................................       0.78%
Putnam VT Vista Fund.............................................................................       0.81%
Putnam VT Voyager Fund...........................................................................       0.63%

------------------------

(1) Other expenses for Putnam VT Money Market Fund have been restated to reflect the cost of certain insurance purchased by the Fund. See "Putnam VT Money Market Fund -- Insurance" in the Fund's prospectus. Actual other expenses and total Fund operating expenses were 0.08% and 0.53%, respectively.

(2) On July 11, 1996, shareholders approved an increase in the fees payable to Putnam Investment Management, Inc. ("Putnam Management") under the Management Policy for Putnam VT Utilities Growth and Income Fund. The management fees and total expenses shown in the table have been restated to reflect the increase. Actual management fees and total expenses were 0.64% and 0.73%, respectively.

    The investment adviser for all the Funds is "Putnam Management". See "The Separate Account," page 8.

                                    PREMIUM

    The Policy permits the Policy Owner to pay a large single premium and, subject to restrictions, additional premiums. The Policy Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, applicants between the ages of 35 and 80 may be eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards. For applicants who are below age 35 or above age 80, or who do not meet simplified underwriting eligibility, full underwriting applies, except that substandard underwriting applies in those cases that

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------

represent substandard risks according to customary underwriting guidelines.

                             DEDUCTIONS AND CHARGES

    On the Policy Date and on each Monthly Activity Date, Hartford will deduct a Deduction Amount from the Account Value. The Deduction Amount will be made pro rata from each Sub-Account. The Deduction Amount includes a cost of insurance charge, a Tax Expense charge under Option 1, an administrative charge and a mortality and expense risk charge. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date the Policy may lapse. See "Deductions and Charges" page 11, and "Policy Benefits and Rights -- Lapse and Reinstatement," page 16.

    If the Account Value on a Policy Anniversary or on any date the Policy is surrendered is less than $50,000, Hartford will deduct an annual maintenance fee of $30. See "Deductions and Charges -- Annual Maintenance Fee," page 13.

    The Policy Owner may pay certain deductions and charges by electing one of two available options at the time the Policy is issued. Once elected, the Policy Owner Options cannot be changed:

    Under Option 1:

    - a Mortality and Expense Risk charge is deducted monthly from Account Value at an annual rate of .90% in Policy Years 1 through 10 and at an annual rate of .50% in Policy Years 11 and beyond.

    - a Tax Expense charge is also deducted monthly at an annual rate of .40% for the first 10 Policy Years.

    - an Unamortized Tax charge is imposed during the first 9 Policy Years on surrenders or partial surrenders according to the rate set forth in "Deductions and Charges -- Policy Owner Options -- Unamortized Tax Charge" page 14.

    Under Option 2: (May not be available in all states)
    - a Mortality and Expense Risk charge is deducted monthly from Account Value at an annual rate of .65% in Policy Years 1 through 10 and an annual rate of .50% in Policy Years 11 and beyond.

    - a Tax Expense charge is deduction from any Premium payment in all Policy Years at an annual rate of 4.0%.

    Hartford may set up a provision for income taxes against the assets of the Separate Account. See "Deductions and Charges -- Taxes Charged Against the Separate Account," page 14, and "Federal Tax Considerations," page 23.

    Applicants should review the Funds' prospectuses accompanying this Prospectus for a description of the charges assessed against the assets of the Funds.

    Upon surrender of the Policy and partial surrenders in excess of the Annual Withdrawal Amount, a Surrender Charge may be assessed. See "Deductions and Charges -- Surrender Charge," page 13.

    For a discussion of the tax consequences of surrender of the Policy or a partial surrender, see "Federal Tax Considerations," page 23.

                                 DEATH BENEFIT

    The Policies provide for a Face Amount which is the minimum Death Benefit under the Policy. The Death Benefit may be greater than the Face Amount. At the death of the Insured, Hartford will pay the Death Proceeds to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Policy. See "Policy Benefits and Rights -- Death Benefit," page 14.

                                 ACCOUNT VALUE

    The Account Value of the Policy will increase or decrease to reflect the investment experience of the Funds applicable to the Policy and deductions for the monthly Deduction Amount. There is no minimum guaranteed Account Value and the Policy Owner bears the risk of the investment in the Funds. See "Policy Benefits and Rights -- Account Value," page 15.

                                  POLICY LOANS

    A Policy Owner may obtain one or both of two types of cash loans from Hartford. Both types of loans are secured by the Policy. At the time a loan is requested, the aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the Cash Value. See "Policy Benefits and Rights -- Policy Loans," page 15.

                                     LAPSE

    Under certain circumstances a Policy may terminate if the Cash Surrender Value on any Monthly Activity Date is less than the required Monthly Deduction Amount. Hartford will give written notice to the Policy Owner and a 61-day grace period during which additional amounts may be paid to continue the Policy. See "Policy Benefits and Rights -- Policy Loans," page 15, and "Lapse and Reinstatement," page 16.

                        CANCELLATION AND EXCHANGE RIGHTS

    A Policy Owner has a limited right to return the Policy for cancellation. If the Policy Owner returns the Policy, by mail or hand delivery, to Hartford or to the agent who sold the Policy, to be canceled within ten days after delivery of

8                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

the Policy to the Policy Owner (in certain cases, this free-look period is longer), Hartford will return to the Policy Owner within seven days thereafter the greater of the premiums paid for the Policy less Indebtedness or the sum of
(1) the Account Value on the date the returned Policy is received by Hartford or its agent, less Indebtedness and (2) any deductions under Policy or by the Funds for taxes, charges or fees.

    In addition, once the Policy is in force it may be exchanged during the first 24 months after its issuance for a permanent life insurance Policy on the life of the Insured without submitting proof of insurability. See "Policy Benefits and Rights -- Cancellation and Exchange Rights," page 17.

                                TAX CONSEQUENCES

    The current federal tax law generally excludes all death benefit payments from the gross income of the Policy beneficiary. The Policies generally will be treated as modified endowment contracts. This status does not affect the Policies' classification as life insurance, nor does it affect the exclusion of death benefit payments from gross income. However, loans, distributions or other amounts received under a modified endowment contract are taxed to the extent of accumulated income in the Policy (generally, the excess of Account Value over premiums paid) and may be subject to a 10% penalty tax. See "Federal Tax Considerations," page 23.

                                  THE COMPANY

    Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing health and life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June 5, 1902, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately owned by The Hartford Financial Services Group, Inc., a Delaware corporation

    Hartford is rated A+ (superior) by A.M. Best and Company, Inc., on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Account. The ratings apply to Hartford's ability to meet its insurance obligations, including those described in this Prospectus.

                              THE SEPARATE ACCOUNT
                                    GENERAL

    Separate Account Five ("Separate Account") is a separate account of Hartford established on August 17, 1994 pursuant to the insurance laws of the State of Connecticut and it is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Separate Account meets the definition of "separate account" under federal securities law. Under Connecticut law, the assets of the Separate Account are held exclusively for the benefit of Policy Owners and persons entitled to payments under the Policies. The assets of the Separate Account are not chargeable with liabilities arising out of any other business which Hartford may conduct.

                                     FUNDS

    The underlying investment for the Policies are shares of Putnam Variable Trust (formerly named Putnam Capital Manager Trust), an open-end series investment company with multiple portfolios ("Funds"). The assets of each Sub-Account of the Separate Account are invested exclusively in one of the Funds. The underlying Funds corresponding to each Sub-Account and their investment objectives are described below. Hartford reserves the right, subject to compliance with the law, to close funds or offer additional funds with differing investment objectives. There is no assurance that any of the Funds will achieve its stated objectives.

 PUTNAM VT ASIA PACIFIC GROWTH FUND

    Seeks capital appreciation by investing primarily in securities of companies located in Asia and in the Pacific Basin. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common stocks or preferred stocks, and warrants to purchase common stocks or preferred stocks.

 PUTNAM VT DIVERSIFIED INCOME FUND

    Seeks high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: a U.S. Government Sector, a High Yield Sector (which invests primarily in what are commonly known as "junk bonds"), and an International Sector. See the special considerations for investments in high yield securities described in the Fund prospectus.

 PUTNAM VT GLOBAL ASSET ALLOCATION FUND

    Seeks a high level of long-term total return consistent with preservation of capital by investing in U.S. equities, international equities, U.S. fixed income securities, and international fixed income securities.

HARTFORD LIFE INSURANCE COMPANY                                                9
--------------------------------------------------------------------------------

 PUTNAM VT GLOBAL GROWTH FUND

    Seeks capital appreciation through a globally diversified portfolio of common stocks.

 PUTNAM VT GROWTH AND INCOME FUND

    Seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.

 PUTNAM VT HIGH YIELD FUND

    Seeks high current income and, when consistent with this objective, a secondary objective of capital growth, by investing primarily in high-yielding, lower-rated fixed income securities, constituting a portfolio which Putnam Management believes does not involve undue risk to income or principal. See the special considerations for investments in high yield securities described in the Fund prospectus.

 PUTNAM VT INTERNATIONAL GROWTH FUND

    Seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

 PUTNAM VT INTERNATIONAL GROWTH AND INCOME FUND

    Seeks capital growth, and a secondary objective if high current income, by investing primarily in common stocks that offer potential for capital growth and may, when consistent with its investment objectives, invest in common stocks that offer potential for current income. Under normal market conditions, the fund expects to invest substantially all of its assets in securities principally traded on markets outside the United States.

 PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND

    Seeks long term capital appreciation by investing in companies that have above-average growth prospects due to the fundamental growth of their market sector. Under normal market conditions, the fund expects to invest substantially all of its total assets other than cash or short-term investments held pending investment, in common stocks, preferred stocks, convertible preferred stocks, covertible bonds and other equity securities principally traded in securities markets outside the United States.

 PUTNAM VT MONEY MARKET FUND

    Seeks as high a rate of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity by investing in high-quality money market instruments.

 PUTNAM VT NEW OPPORTUNITIES FUND

    Seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.

 PUTNAM VT NEW VALUE FUND

    Seeks long-term capital appreciation by investing primarily in common stocks that Putnam Management believes are undervalued at the time of purchase and have the potential for long-term capital appreciation.

 PUTNAM VT U.S. GOVERNMENT AND HIGH QUALITY BOND FUND

    Seeks current income consistent with preservation of capital by investing primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies or instrumentalities and in other debt obligations rated at least A by a nationally recognized securities rating agency such as Standard & Poor's or Moody's Investor Services, Inc. or, if not rated, determined by Putnam Management to be of comparable quality.

 PUTNAM VT UTILITIES GROWTH AND INCOME FUND

    Seeks capital growth and current income by concentrating its investments in debt and equity securities issued by companies in the public utilities industries.

 PUTNAM VT VISTA FUND

    Seeks capital appreciation by investing in a diversified portfolio of common stocks which Putnam Management believes have the potential for above-average capital appreciation.

 PUTNAM VT VOYAGER FUND

    Seeks capital appreciation by investing primarily in common stocks of companies that Putnam Management believes have potential for capital appreciation that is significantly greater than that of market averages.

    Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund, Putnam VT Global Growth Fund, Putnam VT Growth and Income Fund, Putnam VT High Yield Fund, Putnam VT International Growth Fund, Putnam VT International Growth and Income Fund, Putnam VT International New Opportunities Fund, Putnam VT Money Market Fund, Putnam VT New Opportunities Fund, Putnam VT New Value Fund, Putnam VT Utilities Growth and Income Fund, Putnam VT Vista Fund, and Putnam VT Voyager Fund are generally managed in styles similar to other open-end investment companies which are managed by Putnam Management and whose shares are generally offered to the public. These other funds managed by Putnam Management may, however, employ different investment practices and may invest in securities different from those in which their counterpart Funds invest, and consequently will not have identical portfolios or experience identical investment results.

    The Funds are available only to serve as the underlying investment for variable annuity and variable life policies. A full description of the Funds, their investment objectives, policies and restrictions, risks, charges and expenses and

10                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

other aspects of their operation is contained in the accompanying Fund's prospectus, which should be read in conjunction with this Prospectus before investing, and in the Trust Statement of Additional Information which may be ordered without charge from Putnam Investor Services, Inc.

    It is conceivable that in the future it may be disadvantageous for variable annuity separate accounts and variable life insurance separate accounts to invest in the Funds simultaneously. Although Hartford and the Funds do not currently foresee any such disadvantages either to variable annuity contract owners or to variable life insurance policy owners, the Trust's Board of Trustees intends to monitor events in order to identify any material conflicts between such contract owners and policy owners and to determine what action, if any, should be taken in response thereto. If the Fund's Board of Trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable life policy owners and the variable annuity contract holders would not bear any expenses attendant upon establishment of such separate funds.

                               INVESTMENT ADVISER

    Putnam Management, One Post Office Square, Boston, MA 02109, serves as the investment manager for the Funds. An affiliate, Putnam Advisory Company, Inc., manages domestic and foreign institutional accounts and mutual funds. Another affiliate, Putnam Fiduciary Trust Company, provides investment advice to institutional clients under its banking and fiduciary policies. Putnam Management and its affiliates are wholly-owned subsidiaries of Marsh & McLennan Companies, Inc., a publicly owned holding company whose principal businesses are international insurance brokerage and employee benefit consulting.

    Subject to the general oversight of the Trust's Board of Trustees, Putnam Management manages the Funds' portfolios in accordance with their stated investment objectives and policies, makes investment decisions for the Funds, places orders to purchase and sell securities on behalf of the Funds and administers the affairs of the Funds. For its services, the Funds pay Putnam Management a quarterly fee. See theTrust prospectus accompanying this Prospectus for a more complete description of Putnam Management and the respective fees of the Funds.

                                   THE POLICY
                            APPLICATION FOR A POLICY

    Individuals wishing to purchase a Policy must submit an application to Hartford. A Policy will be issued only on the lives of insureds age 90 and under who supply evidence of insurability satisfactory to Hartford. Acceptance is subject to Hartford's underwriting rules, and Hartford reserves the right to reject an application for any reason. IF AN APPLICATION FOR A POLICY IS REJECTED, THEN YOUR INITIAL PREMIUM WILL BE RETURNED ALONG WITH AN ADDITIONAL AMOUNT FOR INTEREST, BASED ON THE CURRENT RATE BEING CREDITED BY HARTFORD. No change in the terms or conditions of a Policy will be made without the consent of the Policy Owner.

    The Policy will be effective on the Policy Date only after Hartford has received all outstanding delivery requirements and received the initial premium. The Policy Date is the date used to determine all future cyclical transactions on the Policy, e.g., Monthly Activity Date, Policy Months and Policy Years. The Policy Date may be prior to, or the same as, the date the Policy is issued.

    If the Coverage Amount is over then current limits established by Hartford, the initial payment will not be accepted with the application. In other cases where Hartford receives the initial payment with the application, Hartford will provide fixed conditional insurance during underwriting according to the terms of a conditional receipt. The fixed conditional insurance will be the insurance applied for, up to a maximum that varies by age. If no fixed conditional insurance was in effect, on Policy delivery Hartford will require a sufficient payment to place the insurance in force.

                                    PREMIUMS

    The Policy permits the Policy Owner to pay a large single premium and, subject to restrictions, additional premiums. The Policy Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, applicants between ages 35 and 80 may be eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For applicants who are below age 35 or above age 80, or who do not meet simplified underwriting eligibility, full underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines.

    Additional premiums are allowed if they do not cause the Policy to fail to meet the definition of a life insurance Policy under Section 7702 of the Code. The amount and frequency of additional premium payments will affect the Cash Value and the amount and duration of insurance. Hartford may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium Hartford will accept is $10,000. Hartford may accept less than $10,000 under certain circumstances. Premium which does not meet

HARTFORD LIFE INSURANCE COMPANY                                               11
--------------------------------------------------------------------------------

the tax qualification guidelines for life insurance under the Code will not be applied to the Policy.

                             ALLOCATION OF PREMIUMS

    Within three business days of receipt of a completed application and the initial premium at Hartford's Home Office, Hartford will allocate the entire premium to the PCM Money Market Fund Sub-Account. After the expiration of the right to cancel period, the Account Value in the PCM Money Market Fund Sub-Account will be allocated among the Funds, in whole percentages, to purchase Accumulation Units in the applicable Sub-Accounts as the Policy Owner directs in the application. Premiums received on or after the expiration of the right to cancel period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by the Policy Owner or, in the absence of directions, as specified in the original application. The number of Accumulation Units in each Sub-Account to be credited to a Policy (including the initial allocation to the PCM Money Market Fund Sub-Account) is determined first by multiplying the premium by the percentage to be allocated to each Fund to determine the portion to be invested in the Sub-Account. Each portion to be invested in each Sub-Account is then divided by the Accumulation Unit Value of that particular Sub-Account next computed after receipt of the payment.

                            ACCUMULATION UNIT VALUES

    The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Sub-Account is the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share dividends or capital gains by that Fund if the ex dividend date occurs in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period. Policy Owners should refer to the Funds prospectus accompanying this Prospectus for a description of how the assets of each Fund are valued, since such determination has a direct bearing on the Accumulation Unit Value of the Sub-Account and therefore the Account Value of a Policy. See also, "Policy Benefits and Rights -- Account Value," page 15.
    All valuations in connection with a Policy, e.g., with respect to determining Account Value and Cash Surrender Value and in connection with Policy loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Policy with each premium, other than the initial premium, will be made on the date the request or payment is received by Hartford at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

                             DEDUCTIONS AND CHARGES

    The deduction or charges associated with this Policy are subtracted, depending on the type of deduction or charge, from Premium payments as they are made, upon surrender or partial surrender of the Policy, on the Policy Anniversary Date or on a monthly pro rated basis from each Sub-Account ("Deduction Amount").

    Deductions are taken from Premium payments before allocations to the Sub-Accounts are made. Monthly Deduction Amounts are subtracted on the Policy Date and on each Monthly Activity Date after the Policy Date to cover charges and expenses incurred in connection with a Policy. Each Deduction Amount will be subtracted pro rata from each Sub-Account such that the proportion of Account Value of the Policy attributable to each Sub-Account remains the same before and after the deduction. The Deduction Amount will vary from month to month. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date, the Policy may lapse. See "Policy Benefits and Rights -- Lapse and Reinstatement," page 16.

    The Policy Owner may elect one of two options offered by Hartford to pay the Mortality and Expense Risk charge, the Tax Expense charge and any Unamortized Tax charge. Once selected, the option may not be changed. Option 2 may not be available in all states.

    The following chart illustrates the charges and deductions associated with this Policy. For a more detailed discussion see the descriptions below:

  DEDUCTION OR CHARGE        DEDUCTED FROM ALL POLICIES            WHEN DEDUCTION IS MADE                 AMOUNT DEDUCTED
 ----------------------  ----------------------------------  ----------------------------------  ----------------------------------
 Cost of Insurance       Yes                                 Monthly                             Individualized depending on age,
                                                                                                 sex and other factors

 Administrative Charge   Yes                                 Monthly                             .25% of amounts allocated to the
                                                                                                 Separate Account

12                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

  DEDUCTION OR CHARGE        DEDUCTED FROM ALL POLICIES            WHEN DEDUCTION IS MADE                 AMOUNT DEDUCTED
 ----------------------  ----------------------------------  ----------------------------------  ----------------------------------
 Annual Maintenance Fee  Only Policies with an Account       On the Policy Anniversary Date or   $30.00
                         Value of less than $50,000 on the   upon surrender of the Policy
                         Policy Anniversary Date or date of
                         surrender

 Surrender Charge        Yes                                 Upon surrender or partial           A percentage of the amount
                                                             surrender of the Policy             surrendered, depending on the
                                                                                                 Policy Year, which is attributable
                                                                                                 to premiums paid

 Tax Expense Charge      Yes                                 Under Option 1: Monthly             Under Option 1: .40% of Account
                                                             Under Option 2: Receipt of premium  Value for Policy Years 1-10
                                                             payment                             Under Option 2: 4% of each premium
                                                                                                 payment in all Policy Years

 Mortality and Expense   Yes                                 Monthly                             Under Option 1:
 Risk Charge                                                                                     .90% of Account Value in Policy
                                                                                                 Years 1-10 and .50% for Policy
                                                                                                 Years 11 and beyond.
                                                                                                 Under Option 2:
                                                                                                 .65% of Account Value in Policy
                                                                                                 Years 1-10 and .50% for Policy
                                                                                                 years 11 and beyond

 Unamortized Tax Charge  No, only under Option 1             Upon surrender or partial           A percentage of the Account Value
                                                             surrender of the Policy             depending on the Policy Year the
                                                                                                 surrender takes place.

                            COST OF INSURANCE CHARGE

    The cost of insurance charge covers Hartford's anticipated mortality costs for standard and substandard risks. Current cost of insurance rates are lower after the tenth Policy Year and are based on whether 100%, 90% or 80% of the Guideline Single Premium has been paid at issue. The current cost of insurance charge will not exceed the guaranteed cost of insurance charge. This charge is a guaranteed maximum monthly rate multiplied by the Coverage Amount on the Policy Date or any Monthly Activity Date. For standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners Standard Ordinary Smoker/Non-Smoker Mortality Table (age last birthday). (Unisex rates may be required in some states.) A table of guaranteed cost of insurance rates per $1,000 will be included in each Policy; however, Hartford reserves the right to use rates less than those shown in the Table. Substandard risks and Policies issued employing simplified underwriting procedures will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Smoker/Non-Smoker Mortality Table (age last birthday). The multiple will be based on the Insured's substandard rating.

    The Coverage Amount is first set on the Policy Date and then on each Monthly Activity Date. On such days, it is the Face Amount less the Account Value subject to a Minimum Coverage Amount. The Coverage Amount remains level between the Monthly Activity Dates. The Coverage Amount may be adjusted to continue to qualify the Policies as life insurance Policies under the current federal tax law. Under that law, the Minimum Coverage Amount is a stated percentage of the Account Value of the Policy determined on each Monthly Activity Date. The percentages vary according to the attained age of the Insured.

    EXAMPLE:

Face Amount = $100,000
Account Value on the Monthly Activity Date = $70,000
Insured's attained age = 60
Minimum Coverage Amount percentage for age 60 = 30%

    On the Monthly Activity Date, the Coverage Amount is $30,000. This is calculated by subtracting the Account Value on the Monthly Activity Date ($70,000) from the Face Amount ($100,000), subject to a possible Minimum Coverage Amount adjustment. This Minimum Coverage Amount is determined by taking a percentage of the Account Value on the Monthly Activity Date. In this case, the Minimum Coverage Amount is $21,000 (30% of $70,000). Since $21,000 is less than the Face Amount less the Account Value ($30,000), no adjustment is necessary. Therefore, the Coverage Amount will be $30,000.

HARTFORD LIFE INSURANCE COMPANY                                               13
--------------------------------------------------------------------------------

    Assume that the Account Value in the above example was $90,000. The Minimum Coverage Amount would be $27,000 (30% of $90,000). Since this is greater than the Face Amount less the Account Value ($10,000), the Coverage Amount for the Policy Month is $27,000. (For an explanation of the Death Benefit, see "Policy Benefits and Rights -- Death Benefit," page 14.)

    Because the Account Value and, as a result, the Coverage Amount under a Policy may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date.

                             ADMINISTRATIVE CHARGE

    Hartford will deduct monthly from the Account Value attributable to the Separate Account an administrative charge equal to an annual rate of 0.25%. This charge compensates Hartford for administrative expenses incurred in the administration of the Separate Account and the Policies.

                             ANNUAL MAINTENANCE FEE

    If the Account Value on a Policy Anniversary or on the date the Policy is surrendered is less than $50,000, Hartford will deduct on such date an annual maintenance fee of $30. This fee will help reimburse Hartford for administrative and maintenance costs of the Policies. The sum of the monthly administrative charges and the annual maintenance fee will not exceed the cost Hartford incurs in providing administrative services under the Policies.

                                SURRENDER CHARGE

    Upon surrender of the Policy or partial surrenders in excess of the Annual Withdrawal Amount, a Surrender Charge may be assessed. In Policy Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Policy Years 4 through 5, this charge is 6%. In Policy Years 6 through 7, this charge is 4%. In Policy Years 8 through 9, this charge is 2%. After the ninth Policy Year, there is no charge.

    In determining the Surrender Charge and any Unamortized Tax charge discussed below, any surrender or partial surrender during the first ten Policy Years will be deemed first from premiums paid and then from earnings. If an amount equal to all premiums paid has been withdrawn, no charge will be assessed on a surrender of the remaining Account Value.

    The Surrender Charge is imposed to cover a portion of the sales expense incurred by Hartford in distributing the Policies. This expense includes agents commissions, advertising and the printing of prospectuses. See "Policy Benefits and Rights -- Amount Payable on Surrender of the Policy," page 16.

                              POLICY OWNER OPTIONS

    In addition to the deductions and charges described above, the Policy Owner, at the time the Policy is issued, will elect one of two options described below to pay charges relating to certain taxes and mortality and expense risk charges. The option selected by the Policy Owner may affect Policy Value.

    OPTION 1: ASSET-BASED CHARGES: Under this payment option, the Policy Owner will pay:

    MORTALITY AND EXPENSE RISK CHARGE: Hartford will deduct monthly from the Account Value attributable to the Separate Account for Policy Years 1 through 10 a charge equal to an annual rate of 0.90% for the mortality risks and expense risks Hartford assumes in relation to the variable portion of the Policies. In Policy Years 11 and beyond, the charge drops to an annual rate of 0.50% for the mortality risks and expense risks Hartford assumes in relation to the variable portion of the Policies. The mortality risk assumed is that the cost of insurance charges specified in the Policy will be insufficient to meet claims. Hartford also assumes a risk that the Face Amount (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Account Value on the date Hartford receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. Hartford may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Policies and the proceeds of the Surrender Charge. The mortality and expense risk charge is deducted while the Policy is in force, including the duration of a payment option.

    TAX EXPENSE CHARGE: Hartford will deduct monthly from the Account Value a charge equal to an annual rate of 0.40% for the first ten Policy Years. This charge compensates Hartford for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The 0.25% premium tax deduction over ten Policy Years approximates Hartford's average expenses for state and local premium taxes (2.5%). Premium taxes vary, ranging from zero to more than 4.0%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, Hartford does not expect to make a profit from this deduction. The 0.15% federal tax deduction helps reimburse Hartford for approximate expenses incurred from federal taxes under Section 848 of the Code. The federal tax deduction is a factor Hartford must use when computing the maximum sales load chargeable under Securities and Exchange Commission rules.

14                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

    UNAMORTIZED TAX CHARGE: Under this option, during the first nine Policy Years, an Unamortized Tax charge will be imposed on surrender or partial surrenders. The Unamortized Tax charge is shown below, as a percentage of Account Value, at the end of each Policy Year:

          POLICY
           YEAR       RATE
          ------      -----
          1           2.25%
          2           2.00%
          3           1.75%
          4           1.50%
          5           1.25%
          6           1.00%
          7           0.75%
          8           0.50%
          9           0.25%
          10+         0.00%

    After the ninth Policy Year, no Unamortized Tax charge will be imposed.

    OPTION 2: FRONTED CHARGES: Under this option, the Policy Owner will pay:

    MORTALITY AND EXPENSE RISK CHARGE: In Policy Years 1 through 10, Hartford will deduct monthly from the Account Value attributable to the Separate Account a charge equal to an annual rate of 0.65% for the mortality risks and expense risks Hartford assumes in relation to the variable portion of the Policies. In Policy Years 11 and beyond, the charge drops to an annual rate of 0.50%. The mortality risk assumed is that the cost of insurance charges specified in the Policy will be insufficient to meet claims. Hartford also assumes a risk that the Face Amount (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Account Value on the date Hartford receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. Hartford may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Policies and the proceeds of the Surrender Charge. The mortality and expense risk charge is deducted while the Policy is in force, including the duration of a payment option.

    TAX EXPENSE CHARGE: Hartford will deduct from Premium payments a tax expense charge equal to an annual rate of 4.0% for all Policy Years. This charge compensates Hartford for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The charge includes a premium tax deduction of 2.5% and a federal tax deduction of 1.5%. The premium tax deduction approximates Hartford's average expenses for state and local premium taxes. Premium taxes vary, ranging from zero to more than 4.0%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, Hartford does not expect to make a profit from this deduction. The federal tax deduction helps reimburse Hartford for approximate expenses incurred from federal taxes under Section 848 of the Code. The federal tax deduction is a factor Hartford must use when computing the maximum sales load chargeable under Securities and Exchange Commission rules.

    This Option may not be available in all states.

                          OTHER DEDUCTIONS OR CHARGES

CHARGES AGAINST THE FUNDS

    The Separate Account purchases shares of the Funds at net asset value. The net asset value of the Fund shares reflects investment advisory fees and administrative expenses already deducted from the assets of the Funds. These charges are described in the Funds' prospectuses accompanying this Prospectus.

TAXES CHARGED AGAINST THE SEPARATE ACCOUNT

    Currently, no charge is made to the Separate Account for federal income taxes that may be attributable to the Separate Account. Hartford may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.

                           POLICY BENEFITS AND RIGHTS
                                 DEATH BENEFIT

    While in force, the Policy provides for the payment of the Death Proceeds to the named beneficiary when the Insured under the Policy dies. The Death Proceeds payable to the beneficiary equal the Death Benefit less any loans outstanding. The Death Benefit equals the greater of (1) the Face Amount or (2) the Account Value multiplied by a specified percentage. The percentages vary according to the attained age of the Insured and are specified in the Policy. Therefore, an increase in Account Value may increase the Death Benefit. However, because the Death Benefit will never be less than the Face Amount, a decrease in Account Value may decrease the Death Benefit, but never below the Face Amount.

    EXAMPLES:

                                             A           B
                                         ----------  ----------
Face Amount............................  $  100,000  $  100,000
Insured's Age..........................          40          40
Account Value on Date of Death.........  $   46,500  $   34,000
Specified Percentage...................        250%        250%

    In Example A, the Death Benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the Date of Death of $46,500, multiplied

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------

by the specified percentage of 250%). This amount, less any outstanding loans, constitutes the Death Proceeds which Hartford would pay to the beneficiary.

    In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000, multiplied by the specified percentage of 250%).

    All or part of the Death Proceeds may be paid in cash or applied under a "Payment Option." See "Other Matters -- Payment Options," page 18.

                                 ACCOUNT VALUE

    The Account Value of a Policy will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Funds, the value of the Loan Account and the monthly Deduction Amounts. There is no minimum guaranteed Account Value.

    The Account Value of a particular Policy is related to the net asset value of the Funds to which premiums on the Policy have been allocated. The Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Policy in each Sub-Account as of the Valuation Day by the Accumulation Unit Value of that Sub-Account, and then summing the result for all the Sub-Accounts credited to the Policy and the value of the Loan Account. See "The Policy -- Accumulation Unit Values," page 11.

                           TRANSFER OF ACCOUNT VALUE

    While the Policy remains in force and subject to Hartford's transfer rules then in effect, the Policy Owner may request that part or all of the Account Value of a particular Sub-Account be transferred to other Sub-Accounts. Hartford reserves the right to restrict the number of such transfers to no more than 12 per Policy Year, with no two transfers being made on consecutive Valuation Days. However, there are no restrictions on the number of transfers at the present time. Transfers may be made by written request or by calling toll free 1-800-231-5453. Transfers by telephone may be made by the agent of record or by the attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states. The policy of Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, Hartford may be liable for any losses due to unauthorized or fraudulent instructions. The procedures Hartford follows for transactions initiated by telephone include requiring callers to provide certain information for identification purposes. All transfer instructions by telephone are tape recorded.

    Hartford may modify the right to reallocate Account Value among the Sub-Accounts if Hartford determines, in its sole discretion, that the exercise of that right by one or more Policy Owners is, or would be, to the disadvantage of other Policy Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts, and could include, but not be limited to, the requirement of a minimum period between each transfer, not accepting transfer requests of an agent acting under the power of attorney on behalf of more than one Policy Owner, or limiting the dollar amount that may be transferred among the Sub-Accounts at one time. These restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that Hartford considers to be disadvantageous to other Policy Owners.

    As a result of a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day Hartford receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day Hartford receives the transfer request.

                                  POLICY LOANS

    While the Policy is in force, a Policy Owner may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), one or both of two types of cash loans from Hartford. Both types of loans are secured by the Policy. The aggregate loans (including the currently applied for loan) may not exceed at the time a loan is requested 90% of the Cash Value.

    The loan amount will be transferred pro rata from each Sub-Account attributable to the Policy (unless the Policy Owner specifies otherwise) to the Loan Account. The amounts allocated to the Loan Account will bear interest at a rate of 4% per annum (6% for "Preferred Loans"). The amount of the Loan Account that equals the difference between the Cash Value and the total of all premiums paid under the Policy is considered a "Preferred Loan." The loan interest rate that Hartford will charge on all loans is 6% per annum. The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro-rata basis from the Sub-Accounts to the Loan Account on each Monthly Activity Date. The proceeds of a loan will be delivered to the Policy Owner within seven business days of Hartford's receipt of the loan request.

    If the aggregate outstanding loan(s) secured by the Policy exceeds the Account Value of the Policy less any Surrender Charges and due and unpaid Deduction Amount, Hartford will give written notice to the Policy

16                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Owner that unless Hartford receives an additional payment within 61 days to reduce the aggregate outstanding loan(s) secured by the Policy, the Policy may lapse.

    All or any part of any loan secured by a Policy may be repaid while the Policy is still in force. When loan repayments or interest payments are made, they will be allocated among the Sub-Account(s) in the same percentage as premiums are allocated (unless the Policy Owner requests a different allocation) and an amount equal to the payment will be deducted from the Loan Account. Any outstanding loan at the end of a Grace Period must be repaid before the Policy will be reinstated. See "Policy Benefits and Rights -- Lapse and Reinstatement," page 16.

    A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts earn more than the annual interest rate for amounts held in the Loan Account, a Policy Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than the annual interest rate for amounts held in the Loan Account, the Policy Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.

                   AMOUNT PAYABLE ON SURRENDER OF THE POLICY

    While the Policy is in force, a Policy Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to fully surrender the Policy. Upon surrender, the Policy Owner will receive the Cash Surrender Value determined as of the day Hartford receives the Policy Owner's written request or the date requested by the Policy Owner whichever is later. The Cash Surrender Value equals the Cash Value less any Unamortized Tax charge and all Indebtedness. Hartford will pay the Cash Surrender Value of the Policy within seven days of receipt by Hartford of the written request or on the effective surrender date requested by the Policy Owner, whichever is later. The Policy will terminate on the date of receipt of the written request or the date the Policy Owner requests the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Policy, see "Federal Tax Considerations," page 23.

    If the Policy Owner chooses to apply the surrender proceeds to a payment option (see "Other Matters -- Payment Options," page 18), the Surrender Charge will not be imposed to the surrender proceeds applied to the option. In other words, the surrender proceeds will equal the Cash Surrender Value without reduction for the Surrender Charge. However, the Unamortized Tax charge, if applicable, will be deducted from the surrender proceeds to be applied, and amounts withdrawn from payment Option 1, payment Option 5 or payment Option 6 will be subject to the Surrender Charge, if applicable.

                               PARTIAL SURRENDERS

    While the Policy is in force, a Policy Owner may elect, by written request, to make partial surrenders from the Cash Surrender Value. The Cash Surrender Value, after partial surrender, must at least equal Hartford's minimum amount rules then in effect; otherwise, the request will be treated as a request for full surrender. The partial surrender will be deducted pro rata from each Sub-Account, unless the Policy Owner instructs otherwise. The Face Amount will be reduced proportionate to the reduction in the Account Value due to the partial surrender. Partial surrenders in excess of the Annual Withdrawal Amount will be subject to the Surrender Charge and any additional premium tax charges. See "Deductions and Charges -- Surrender Charge -- Unamortized Tax Charge," page
14. For a discussion of the tax consequences of partial surrenders, see "Federal Tax Considerations," page 23.

                              BENEFITS AT MATURITY

    If the Insured is living on the "Maturity Date" (the anniversary of the Policy Date on which the Insured is age 100), on surrender of the Policy to Hartford, Hartford will pay to the Policy Owner the Cash Surrender Value. In such case, the Policy will terminate and Hartford will have no further obligations under the Policy. (The Maturity Date may be extended by rider where approved, but see "Income Taxation of Policy Benefits," page 24.)

                            LAPSE AND REINSTATEMENT

    The Policy will remain in force until the Cash Surrender Value is insufficient to cover a Deduction Amount due on a Monthly Activity Date. Hartford will notify the Policy Owner of the deficiency in writing and will provide a 61 day period grace period to pay an amount sufficient to cover the Deduction Amount(s) due. The notice will indicate the amount that must be paid.

    The Policy will continue through the Grace Period, but if no payment is forthcoming it will terminate at the end of the grace period. If the person insured under the Policy dies during the Grace Period, the Death Proceeds payable under the Policy will be reduced by the Deduction Amount(s) due and unpaid. See "Policy Benefits and Rights -- Death Benefit," page 14.

    If the Policy lapses, the Policy Owner may apply for reinstatement of the Policy by payment of the reinstatement premium and any applicable charges. A request for reinstatement may be made within five years of lapse. If a loan was outstanding at the time of lapse, Hartford will require

HARTFORD LIFE INSURANCE COMPANY                                               17
--------------------------------------------------------------------------------

repayment of the loan before permitting reinstatement. In addition, Hartford reserves the right to require evidence of insurability satisfactory to Hartford.

                        CANCELLATION AND EXCHANGE RIGHTS

    An Policy Owner has a limited right to return a Policy for cancellation. If the Policy is returned, by mail or personal delivery to Hartford or to the agent who sold the Policy, to be cancelled within ten days after delivery of the Policy to the Policy Owner (a longer free-look period is provided in certain cases), Hartford will return to the Policy Owner within seven days the greater of premiums paid for the Policy less Indebtedness or the sum of (1) the Account Value on the date the returned Policy is received by Hartford or its agent less Indebtedness and (2) any deductions under the Policy or by the Funds for taxes, charges or fees.
    Once the Policy is in force, it may be exchanged during the first 24 months after its issuance, for a non-variable flexible premium adjustable life insurance Policy offered by Hartford (or an affiliated company) on the life of the Insured. No evidence of insurability will be required. The new Policy will have, at the election of the Policy Owner, either the same Coverage Amount under the exchanged Policy on the date of exchange or the same Death Benefit. The effective date, issue date and issue age will be the same as existed under the exchanged Policy. If a Policy loan was outstanding, the entire loan must be repaid. There may be a cash adjustment required on the exchange.

                            SUSPENSION OF VALUATION,
                             PAYMENTS AND TRANSFERS

    Hartford will suspend all procedures requiring valuation (including transfers, surrenders and loans) on any day a national stock exchange is closed or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission, or on any day the Securities and Exchange Commission has ordered that the right of surrender of the Policies be suspended for the protection of PoliciesOwners, until such condition has ended.

                             LAST SURVIVOR POLICIES

    The Policies are offered on both a single life and a "last survivor" basis. Policies sold on a last survivor basis operate in a manner almost identical to the single life version. The most important difference is that the last survivor version involves two Insureds and the Death Proceeds are paid on the death of the last surviving Insured. The other significant differences between the last survivor and single life versions are listed below.

1. The cost of insurance charges under the last survivor Policies are determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the Death Benefit is not payable until the death of the second Insured to die. See the last survivor illustrations in "Appendix B," page 29.

2. To qualify for simplified underwriting under a last survivor Policy, both Insureds must meet the simplified underwriting standards.

3. For a last survivor Policy to be reinstated, both Insureds must be alive on the date of reinstatement.

4. The Policy provisions regarding misstatement of age or sex, suicide and incontestability apply to either Insured.

5. Additional tax disclosures applicable to last survivor Policies are provided in "Federal Tax Considerations," page 23.

                                 OTHER MATTERS
                                 VOTING RIGHTS

    In accordance with its interpretation of presently applicable law, Hartford will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Policy Owners (or the assignee of the Policy, as the case may be) having a voting interest in the Separate Account. The number of shares held in the Separate Account which are attributable to each Policy Owner is determined by dividing the Policy Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Funds. Hartford will vote shares for which no instructions have been given and shares which are not attributable to Policy Owners (i.e., shares owned by Hartford) in the same proportion as it votes shares for which it has received instructions. If the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, however, or if Hartford's present interpretation should change and, as a result, Hartford determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

    The voting interests of the Policy Owner (or the assignee) in the Funds will be determined as follows: Policy Owners may cast one vote for each full or fractional Accumulation Unit owned under the Policy and allocated to a Sub-Account the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, a Policy Owner has taken a loan secured by the Policy, amounts transferred from the Sub-Account(s) to the Loan Account in connection with the loan (see "Policy Benefits and Rights -- Policy Loans," page 15) will not be considered in determining the voting interests of the Policy Owner. Policy Owners should review the Funds prospectus accompanying this Prospectus to determine matters on which shareholders may vote.

    Hartford may, when required by state insurance regulatory authorities, disregard voting instructions if the

18                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory Policy for the Funds.

    In addition, Hartford itself may disregard voting instructions in favor of changes, initiated by a Policy Owner, in the investment policy or the investment adviser of the Funds if Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Policy Owners.

                          STATEMENTS TO POLICY OWNERS

    Hartford will maintain all records relating to the Separate Account and the Sub-Accounts. At least once each Policy Year, Hartford will send to Policy Owners a statement showing the Coverage Amount and the Account Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Sub-Account and the corresponding Accumulation Unit Value), and any outstanding loans secured by the Policy as of the date of the statement. The statement will also show premium paid and Deduction Amounts under the Policy since the last statement, and any other information required by any applicable law or regulation.

                           LIMIT ON RIGHT TO CONTEST

    Hartford may not contest the validity of the Policy after it has been in force during the Insured's lifetime for two years from the Issue Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Coverage Amount as a result of a premium is contestable for two years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to the Account Value less any Indebtedness.

                         MISSTATEMENT AS TO AGE AND SEX

    If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Policy.

                                PAYMENT OPTIONS

    The surrender proceeds or Death Proceeds under the Policies may be paid in a lump sum or may be applied to one of Hartford's payment options. The minimum amount that may be applied under a payment option is $5,000 unless Hartford consents to a lesser amount. UNDER OPTIONS 2, 3 AND 4, NO SURRENDER OR PARTIAL SURRENDERS ARE PERMITTED AFTER PAYMENTS COMMENCE. FULL SURRENDER OR PARTIAL SURRENDERS MAY BE MADE FROM OPTION 1 OR OPTION 6, BUT THEY ARE SUBJECT TO THE SURRENDER CHARGE, IF APPLICABLE. ONLY A FULL SURRENDER IS ALLOWED FROM OPTION 5. A SURRENDER FROM OPTION 5 WILL ALSO BE SUBJECT TO THE SURRENDER CHARGE, IF APPLICABLE.

    Hartford will pay interest of at least 3 1/2% per year on the Death Proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the proceeds are not subject to the investment experience of the Separate Account.

    The following options are available under the Policies (Hartford may offer other payment options):

OPTION 1 -- Interest Income

    This option offers payments of interest, at the rate Hartford declares, on the amount applied under this option. The interest rate will never be less than 3 1/2% per year.

OPTION 2 -- Life Annuity

    A life annuity is an annuity payable during the lifetime of the payee and terminating with the last payment preceding the death of the payee. This option offers the largest payment amount of any of the life annuity options since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a beneficiary.

    It would be possible under this option for a payee to receive only one annuity payment if he died prior to the due date of the second annuity payment, two if he died before the date of the third annuity payment, etc.

OPTION 3 -- Life Annuity with 120, 180 or 240 Monthly Payments Certain

    This annuity option is an annuity payable monthly during the lifetime of the payee with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the payee, payments have been made for less than the minimum elected number of months, then the present value as of the date of the payee's death, of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by Hartford.

OPTION 4 -- Joint and Last Survivor Annuity

    An annuity payable monthly during the joint lifetime of the payee and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. Based on the options currently offered by Hartford, the payee may elect that the payment to the survivor be less than the payment made during the joint lifetime of the payee and a designated second person.

HARTFORD LIFE INSURANCE COMPANY                                               19
--------------------------------------------------------------------------------

    It would be possible under this option for a payee and designated second person to receive only one payment in the event of the common or simultaneous death of the parties prior to the due date for the second payment and so on.

OPTION 5 -- Payments for a Designated Period

    An amount payable monthly for the number of years selected which may be from five to 30 years. Under this option, you may, at any time, request a full surrender and receive, within seven days, the termination value of the Policiesas determined by Hartford.

    In the event of the payee's death prior to the end of the designated period, the present value as of the date of the payee's death, of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by Hartford.

    Option 5 is an option that does not involve life contingencies.

OPTION 6 -- Death Proceeds Remaining with Hartford

    Proceeds from the Death Benefit left with Hartford. These proceeds will remain in the Sub-Accounts to which they were allocated at the time of death unless the beneficiary elects to reallocate them. Full or partial may be made at any time.

    VARIABLE AND FIXED ANNUITY PAYMENTS: When an annuity is effected, unless otherwise specified, the surrender proceeds or Death Proceeds held in the Sub-Accounts will be applied to provide a variable annuity based on the pro rata amount in the various Sub-Accounts. Fixed annuities options are also available. YOU SHOULD CONSIDER WHETHER THE ALLOCATION OF PROCEEDS AMONG SUB-ACCOUNTS OF THE SEPARATE ACCOUNT FOR YOUR ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR RETIREMENT NEEDS.
    VARIABLE ANNUITY: The Policy contains tables indicating the minimum dollar amount of the first monthly payment under the optional variable forms of annuity for each $1,000 of value of a Sub-Account. The first monthly payment varies according to the form and type of variable payment annuity selected. The Policy contains variable payment annuity tables derived from the 1983a Individual Annuity Mortality Table, with ages set back one year and with an assumed investment rate ("A.I.R.") of 5% per annum. The total first monthly variable annuity payment is determined by multiplying the proceeds value (expressed in thousands of dollars) of a Sub-Account by the amount of the first monthly payment per $1,000 of value obtained from the tables in the Policy.

    The amount of the first monthly variable annuity payment is divided by the value of an annuity unit (an accounting unit of measure used to calculate the value of annuity payments) for the appropriate Sub-Account no earlier than the close of business on the fifth Valuation Day preceding the day on which the payment is due in order to determine the number of annuity units represented by the first payment. This number of annuity units remains fixed during the annuity payment period, and in each subsequent month the dollar amount of the variable annuity payment is determined by multiplying this fixed number of annuity units by the current annuity unit value.

    LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE REMAINED CONSTANT AND EQUAL TO THE A.I.R. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN RELATIVE TO THE A.I.R.

    FIXED ANNUITY: Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate, to be determined by Hartford, which is no less than the rate specified in the fixed payment annuity tables in the Policy. The annuity payment will remain level for the duration of the annuity.

    Hartford will make any other arrangements for income payments as may be agreed on.

                                  BENEFICIARY

    The Policy Owner names the beneficiary in the application for the Policy. The Policy Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to Hartford. If no beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Policy Owner if living; otherwise to the Policy Owner's estate.

                                   ASSIGNMENT

    The Policy may be assigned as collateral for a loan or other obligation. Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

                                   DIVIDENDS

    No dividends will be paid under the Policies.

20                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                        EXECUTIVE OFFICERS AND DIRECTORS

                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Wendell J. Bossen, 63             Vice President, 1992**                 Vice President (1992-Present), Hartford Life and Accident
                                                                           Insurance Company; President (1992-Present),
                                                                           International Corporate Marketing Group, Inc.; Executive
                                                                           Vice President (1984-1992), Mutual Benefit.
Gregory A. Boyko, 45              Senior Vice President,                 Vice President and Controller (1995-1997), Hartford;
                                  Chief Financial Officer &                Senior Vice President, Chief Financial Officer &
                                  Treasurer, 1997                          Treasurer (1997-Present); Vice President & Controller
                                  Director, 1997                           (1995-1997), Hartford Life and Accident Insurance
                                                                           Company; Senior Vice President, Chief Financial Officer
                                                                           & Treasurer (1997-Present), Hartford Life, Inc.; Chief
                                                                           Financial Officer (1994-1995), IMG American Life; Senior
                                                                           Vice President (1992-1994), Connecticut Mutual Life
                                                                           Insurance Company.
Peter W. Cummins, 60              Senior Vice President, 1997            Vice President (1989-1997); Director of Broker Dealer
                                                                           Sales--ILAD (1989-1992), Hartford; Senior Vice President
                                                                           (1997-Present) Vice President (1989-1997); Director of
                                                                           Broker Dealer Sales--ILAD (1989-1991); Hartford Life and
                                                                           Accident Insurance Company.
Ann M. de Raismes, 46             Senior Vice President, 1997            Vice President (1994-1997); Assistant Vice President
                                  Director of Human Resources,             (1992-1994); Hartford; Senior Vice President
                                  1991                                     (1997-Present); Director of Human Resources
                                                                           (1991-Present); Vice President (1994-1997); Assistant
                                                                           Vice President (1992-1994); Hartford Life and Accident
                                                                           Insurance Company; Vice President, Human Resources
                                                                           (1997-Present), Hartford Life, Inc.
Timothy M. Fitch, 44              Vice President, 1995                   Assistant Vice President (1992-1995), Hartford; Vice
                                  Actuary, 1994                            President (1995-Present); Actuary (1994-Present);
                                                                           Assistant Vice President (1992-1995), Hartford Life and
                                                                           Accident Insurance Company.
Bruce D. Gardner, 46              Vice President, 1995                   Director (1994-1997); General Counsel & Corporate
                                                                           Secretary (1991-1995), Hartford; Vice President
                                                                           (1995-1997); Director (1995-1997); General Counsel &
                                                                           Corporate Secretary (1991-1995), Hartford Life and
                                                                           Accident Insurance Company.
J. Richard Garrett, 52            Vice President, 1993                   Treasurer (1986-1997), Hartford; Vice President
                                  Assistant Treasurer, 1997                (1993-Present); Assistant Treasurer (1997-Present);
                                                                           Treasurer (1983-1997); Hartford Life and Accident
                                                                           Insurance Company; Treasurer (1977), The Hartford
                                                                           Financial Services Group.
John P. Ginnetti, 51              Executive Vice President and           Senior Vice President -- Individual Life and Annuity
                                  Director, Asset Management               Division (1988-1994), Hartford; Director (1988-Present);
                                  Services, 1994                           Director (1988-Present); Executive Vice President &
                                  Director, 1988                           Director, Asset Management Services (1994-Present);
                                                                           Senior Vice President -- Individual Life and Annuity
                                                                           Division (1988-1994), Hartford Life and Accident
                                                                           Insurance Company; Executive Vice President, Asset
                                                                           Management, Hartford Life, Inc. (1997-Present).

HARTFORD LIFE INSURANCE COMPANY                                               21
--------------------------------------------------------------------------------

                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Lynda Godkin, 43                  Senior Vice President, 1997            Associate General Counsel (1995-1996); Assistant General
                                  General Counsel, 1996                    Counsel and Secretary (1994-1995); Counsel (1990-1994),
                                  Corporate Secretary, 1995                Hartford; Director (1997-Present); Senior Vice President
                                  Director, 1997                           (1997-Present); General Counsel (1996-Present);
                                                                           Corporate Secretary (1995-Present); Associate General
                                                                           Counsel (1995-1996); Assistant General Counsel and
                                                                           Secretary (1994-1995); Counsel (1990-1994), Hartford
                                                                           Life and Accident Company; Vice President and General
                                                                           Counsel (1997-Present), Hartford Life, Inc.
Christopher Graham, 46            Vice President, 1997
Lois W. Grady, 52                 Vice President, 1993                   Assistant Vice President (1987-1993), Hartford; Vice
                                                                           President (1993-1997); Assistant Vice President
                                                                           (1987-1993), Hartford Life and Accident Insurance
                                                                           Company.
David A. Hall, 43                 Vice President, 1997                   Senior Vice President (1992-1997); Chief Investment
                                  Actuary, 1983                            Officer (1993); Vice President (1989-1992), Hartford;
                                                                           Vice President (1997-Present); Actuary (1983-Present);
                                                                           Senior Vice President (1992-1997); Chief Investment
                                                                           Officer (1993); Vice President (1987-1992), Hartford
                                                                           Life and Accident Insurance Company.
Stephen T. Joyce, 38              Vice President, 1997                   Assistant Vice President (1994-1997), Hartford; Assistant
                                                                           Vice President (1994-1997), Hartford Life and Accident
                                                                           Insurance Company.
Robert A. Kerzner, 45             Vice President, 1995                   Regional Vice President (1991-1994), Hartford; Vice
                                                                           President (1994-1997), Hartford Life and Accident
                                                                           Insurance Company.
Steven M. Maher, 42               Vice President, 1992                   Assistant Vice President (1987-1992), Hartford; Vice
                                  Actuary, 1987                            President (1993-Present); Actuary (1987-Present);
                                                                           Assistant Vice President (1987-1993), Hartford Life and
                                                                           Accident Insurance Company.
William B. Malchodi, Jr., 50      Vice President, 1994                   Director of Taxes (1992-1997), Hartford Life and Accident
                                  Director of Taxes, 1991                  Insurance Company.
Thomas M. Marra, 39               Executive Vice President (1995)        Senior Vice President (1994-1995); Vice President
                                  Director, Individual Life                (1989-1994); Actuary (1987-1995), Hartford; Senior Vice
                                  and Annuity Division, 1994               President (1994-1996); Director, Individual Life and
                                  Director, 1994*                          Annuity Division (1994-Present); Actuary (1987-1997),
                                                                           Hartford Life and Accident Insurance Company; Executive
                                                                           Vice President, Individual Life and Annuities
                                                                           (1997-Present), Hartford Life, Inc.
Robert F. Nolan, 42               Senior Vice President, 1997            Vice President (1995-1997); Assistant Vice President
                                                                           (1992-1995), Hartford; Vice President (1995-1997);
                                                                           Assistant Vice President (1992-1995), Hartford Life and
                                                                           Accident Insurance Company; Vice President, Corporate
                                                                           Relations (1997-Present), Hartford Life, Inc.; Manager,
                                                                           Public Relations (1986), Aetna Life and Casualty
                                                                           Insurance Company.
Joseph J. Noto, 45                Vice President, 1989                   Executive Vice President & Chief Operating Officer
                                                                           (1997-Present); Director (1994-Present); President
                                                                           (1994-1997), American Maturity Life Insurance Company;
                                                                           Vice President (1989-1997), Hartford Life and Accident
                                                                           Insurance Company.
Leonard E. Odell, Jr., 52         Senior Vice President, 1994            Vice President (1982-1994); Chief Actuary (1992-1994),
                                  Director, 1994*                          Hartford; Senior Vice President (1994-Present), Hartford
                                                                           Life and Accident Insurance Company; Senior Vice
                                                                           President, Specialty Insurance Operations
                                                                           (1997-Present), Hartford Life, Inc.

22                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
C. Michael O'Halloran, 50         Vice President, 1994                   Senior Associate General Counsel (1988-1997), Hartford;
                                                                           Vice President (1994-Present); Senior Associate General
                                                                           Counsel (1988-1997), Hartford Life and Accident
                                                                           Insurance Company; Corporate Secretary (1997-Present),
                                                                           Hartford Life, Inc.; Vice President (1994-Present);
                                                                           Senior Associate General Counsel (1988-Present);
                                                                           Director of Corporate Law (1994-Present), The Hartford
                                                                           Financial Services Group.
Craig R. Raymond, 36              Senior Vice President, 1997            Chief Actuary, 1994Vice President (1993-1997); Assistant
                                                                           Vice President (1992-1993); Actuary (1990-1994),
                                                                           Hartford; Senior Vice President (1997-Present); Chief
                                                                           Actuary (1995-Present); Vice President (1993-1997);
                                                                           Actuary (1990-1995), Hartford Life and Accident
                                                                           Insurance Company; Vice President and Chief Actuary
                                                                           (1997-Present), Hartford Life, Inc.
Donald A. Salama, 49              Vice President, 1997                   Vice President (1997-Present), Hartford Life and Accident
                                                                           Insurance Company.
Timothy P. Schiltz, 36            Vice President, 1997                   Assistant Vice President (1994-1997), Hartford; Vice
                                                                           President (1997-Present); Assistant Vice President
                                                                           (1994-1997), Hartford Life and Accident Insurance
                                                                           Company; Consulting Actuary (1992-1993), Milliman &
                                                                           Robertson, Inc.; Consulting Actuary (1988-1992), Chalke
                                                                           Incorporated.
Lowndes A. Smith, 58              President, 1989                        Chief Operating Officer (1989-1997), Hartford; Director
                                  Chief Executive Officer, 1997            (1981-Present); President (1989-Present); Chief
                                  Director, 1981*                          Executive Officer (1997-Present); Chief Operating
                                                                           Officer (1989-1997), Hartford Life and Accident
                                                                           Insurance Company; Chief Executive Officer and President
                                                                           and Director (1997-Present), Hartford Life, Inc.
Edward A. Sweeney, 40             Vice President, 1993                   Chicago Regional Manager (1985-1993), Hartford; Vice
                                                                           President (1993-Present), Hartford Life and Accident
                                                                           Insurance Company.
Raymond P. Welnicki, 48           Senior Vice President & Director,      Vice President (1993-1994), Hartford; Director
                                  Employee Benefit Division, 1994          (1994-Present); Senior Vice President (1995-Present);
                                  Director, 1994*                          Director, Employee Benefit Division (1997-Present); Vice
                                                                           President (1993-1995), Hartford Life and Accident
                                                                           Insurance Company; Senior Vice President, Employee
                                                                           Benefits (1997-Present), Hartford Life, Inc.; Board of
                                                                           Directors, Ethix Corp.
Walter C. Welsh, 50               Senior Vice President, 1997            Vice President (1995-1997); Assistant Vice President
                                                                           (1992-1995), Hartford; Senior Vice President
                                                                           (1997-Present); Vice President (1995-1997); Assistant
                                                                           Vice President (1992-1995), Hartford Life and Accident
                                                                           Insurance Company; Vice President, Government Affairs
                                                                           (1997-Present), Hartford Life, Inc.
Lizabeth H. Zlatkus, 38           Senior Vice President, 1997 Director,  Vice President (1994-1997); Assistant Vice President
                                  1994*                                    (1992-1994), Hartford; Director (1994-Present); Senior
                                                                           Vice President (1997-Present); Vice President
                                                                           (1994-1997); Assistant Vice President (1992-1994),
                                                                           Hartford Life and Accident Insurance Company; Vice
                                                                           President, Group Life and Disability (1997-Present),
                                                                           Hartford Life, Inc.

HARTFORD LIFE INSURANCE COMPANY                                               23
--------------------------------------------------------------------------------

                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
David Znamierowski, 37            Senior Vice President, 1997 Director,  Vice President (1997), Hartford; Senior Vice President
                                  Risk Management                          (1997-Present), Hartford Life and Accident Insurance
                                  Strategy, 1996                           Company; Vice President, Investment Strategy
                                                                           (1997-Present), Hartford Life, Inc.; Vice President,
                                                                           Investment Strategy & Policy, Aetna Life and Casualty.

------------------------

 * Denotes date of election to Board of Directors.

** Hartford Affiliated Company

    Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.
                          DISTRIBUTION OF THE POLICIES

    Hartford intends to sell the Policies in all jurisdictions where it is licensed to do business. The Policies will be sold by life insurance sales representatives who represent Hartford and who are registered representatives of Hartford Equity Sales Company, Inc., ("HESCO") or certain other independent registered broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance Policies under applicable federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.
    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. Both HESCO and HSD are wholly-owned subsidiaries of Hartford. The principal business address of HESCO and HSD is the same as that of Hartford.

    The maximum sales commission payable to Hartford agents, independent registered insurance brokers and other registered broker-dealers is 7.0% of initial and subsequent premiums. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

    Hartford may provide information on various topics to Policy Owners and prospective Policy Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and variable annuities and other investment alternatives, including comparisons between the Policies and the characteristics of and market for such alternatives.

                          SAFEKEEPING OF THE SEPARATE
                                ACCOUNT'S ASSETS

    The assets of the Separate Account are held by Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of Hartford. Hartford maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by Hartford's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate of $50 million, covering all of the officers and employees of Hartford.

                           FEDERAL TAX CONSIDERATIONS
                                    GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE POLICY OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A POLICY DESCRIBED HEREIN.

    It should be understood that any detailed description of the federal income tax consequences regarding the purchase of the Policies cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of federal tax considerations is based upon Hartford 's understanding of existing federal income tax laws as they are currently interpreted.

                            TAXATION OF HARTFORD AND
                              THE SEPARATE ACCOUNT

    The Separate Account is taxed as a part of Hartford which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Policy Benefits and Right -- Account Value," page 15). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policy.

    Hartford does not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for federal income taxes. If Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for such taxes against the Separate Account.

                       INCOME TAXATION OF POLICY BENEFITS

    For federal income tax purposes, the Policies should be treated as life insurance Policies under Section 7702 of the Code. The death benefit under a life insurance policy is generally excluded from the gross income of the beneficiary. Also, a life insurance Policy Owner is generally not taxed on increments in the policy value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a policy that is treated as life insurance. Hartford intends to monitor premium levels to assure compliance with the Section 7702 requirements.

    During the first 15 Policy Years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the Policy.

    The Maturity Date Extension Rider allows a Policy Owner to extend the Maturity Date to the date of the Insured's death. If the Maturity Date of the Policy is extended by rider, Hartford believes that the Policy will continue to be treated as a life insurance Policy for federal income tax purposes after the scheduled Maturity Date. However, due to the lack of specific guidance on this issue, the result is not certain. If the Policy is not treated as a life insurance Policy for federal income tax purposes after the scheduled Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Policy Owner should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

                             LAST SURVIVOR POLICIES

    Although Hartford believes that the last survivor Policies are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a joint survivorship life insurance policy is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a last survivor Policy will meet the Section 7702 definition of a life insurance Policy.

                          MODIFIED ENDOWMENT CONTRACTS

    A life insurance policy is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large single premium permitted under the Policy does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Policy will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange under Section 1035 of the Code of a life insurance Policy issued before June 21, 1988 will not cause the new Policy to be treated as a modified endowment contract if no additional premiums are paid and there is no change in the death benefit as the result of the exchange.

    A Policy that is classified as a modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, loans, distributions or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the Policy (generally, the excess of account value over premiums paid). Amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions.

    All modified endowment Policies that are issued within any calendar year to the same Policy Owner by one company or its affiliates shall be treated as one modified endowment Policy in determining the taxable portion of any loan or distributions.

                      ESTATE AND GENERATION SKIPPING TAXES

    When the Insured dies, the Death Proceeds will generally be includible in the Policy Owner's estate for purposes of federal estate tax if the last surviving Insured owned the Policy. If the Policy Owner was not the last surviving Insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. Nothing would be includible in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

HARTFORD LIFE INSURANCE COMPANY                                               25
--------------------------------------------------------------------------------

    Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse (when the Death Proceeds would be available to pay taxes due and other expenses incurred).
    If the Policy Owner (whether or not he or she is an Insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Policy Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

                          DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance Policy (other than a pension plan policy) will not be treated as a life insurance Policy for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Policy is not treated as a life insurance Policy, the Policy Owner will be subject to income tax on the annual increases in cash value.

    The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable Policy is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or the Policy Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    Hartford monitors the diversification of investments in its separate accounts, including the Separate Account, and tests for diversification as required by the Code. Hartford intends to administer all Policies subject to the diversification requirements in a manner that will maintain adequate diversification.

                           OWNERSHIP OF THE ASSETS IN
                              THE SEPARATE ACCOUNT

    In order for a variable life insurance policy to qualify for tax deferral, assets in the segregated asset accounts supporting the variable policy must be considered to be owned by the insurance company and not by the variable Policy Owner. The Internal Revenue Service ("IRS") has issued several rulings which discuss investor control. The IRS has ruled that incidents of ownership by the Policy Owner, such as the ability to select and control investments in a separate account, will cause the Policy Owner to be treated as the owner of the assets for tax purposes.

    Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets." Guidance on this and other issues will be provided in regulations or revenue rulings under section 817(d), relating to the definition of "variable Policy." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this Prospectus, no other such guidance has been issued. Further, Hartford does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Policy Owner could be considered the owner of the assets for tax purposes. Hartford reserves the right to modify the Policies, as necessary, to prevent Policy Owners from being considered the owners of the assets in the separate accounts.

                      LIFE INSURANCE PURCHASED FOR USE IN
                           SPLIT DOLLAR ARRANGEMENTS

    On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides

26                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

                         FEDERAL INCOME TAX WITHHOLDING
    If any amounts are deemed to be current taxable income to the Policy Owner, such amounts will be subject to federal income tax withholding and reporting, pursuant to the Code.

                      NON-INDIVIDUAL OWNERSHIP OF POLICIES

    Legislation has recently been proposed which would limit certain of the tax advantages now afforded non-individual owners of life insurance Policies. Prospective Policy Owners which are not individuals should consult a tax adviser to determine the status of this proposed legislation and its potential impact on the purchaser.

                                     OTHER

    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted to determine the impact of these taxes.

                    LIFE INSURANCE PURCHASES BY NONRESIDENT
                        ALIENS AND FOREIGN CORPORATIONS
    The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy purchase.

                               LEGAL PROCEEDINGS

    There are no material legal proceedings pending to which the Separate Account is a party.

                                 LEGAL MATTERS

    Legal matters in connection with the issue and sale of flexible premium variable life insurance Policies described in this Prospectus and the organization of Hartford, its authority to issue the Policies under Connecticut law and the validity of the forms of the Policies under Connecticut law and legal matters relating to the federal securities and income tax laws have been passed on by Lynda Godkin, General Counsel of Hartford.

                                    EXPERTS

    The audited consolidated financial statements and financial statement schedules included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report on the consolidated financial statements of Hartford Life Insurance Company (the Depositor), which includes an explanatory paragraph with respect to the change in method of accounting for debt and equity securities as of January 1, 1994, as discussed in Note 2 of Notes to Consolidated Financial Statements. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

    The hypothetical Policy illustrations included in this Prospectus and the registration statement with respect to the Separate Account have been approved by Michael Winterfield, FSA, MAAA, Director, Individual Annuity Inforce Management, for Hartford, and are included in reliance upon his opinion as to their reasonableness.

                             REGISTRATION STATEMENT

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Separate Account, the Funds, Hartford, and the Policies.

HARTFORD LIFE INSURANCE COMPANY                                               27
--------------------------------------------------------------------------------

                                   APPENDIX A
                        SPECIAL INFORMATION FOR POLICIES
                             PURCHASED IN NEW YORK

    If the Policy is purchased in the State of New York, the following provisions of the Prospectus are amended as follows:

    In the Special Terms subsection of the Prospectus, the definition of Account Value is deleted and the following definition is substituted:

    ACCOUNT VALUE: The current value of Accumulation Units plus the value of the Loan Account under the Policy. In the case of a Policy Owner who purchases the Policy in the State of New York (the "New York Policy Owner") and who elects to transfer into the Fixed Account, Account Value is the current value of the Fixed Account plus the value of the Loan Account under the Policy.

    The following definition is added:

    FIXED ACCOUNT: Part of the General Account of Hartford to which a New York Policy Owner may allocate the entire Account Value.

    The definition of Loan Account is deleted and the following definition is substituted:

    LOAN ACCOUNT: An account in Hartford's General Account, established for any amounts transferred from the Sub-Accounts or, if a New York Policy Owner, from the Fixed Account for requested loans. The Loan Account credits a fixed rate of interest of 4% per annum that is not based on the investment experience of the Separate Account.

    The following is added to the Prospectus as a separate section following the section entitled "The Separate Account":

                               THE FIXED ACCOUNT

    The following language is added to the section of the Prospectus entitled "Deductions and Charges -- Administrative Charges," page 13:

    No Administrative Charge is deducted from Account Value in the Fixed
    Account.

    The following language is added to the section of the Prospectus entitled "Deductions and Charges -- Mortality and Expense Risk Charge," page 14:

    No Mortality and Expense Risk Charge is deducted from Account Value in the Fixed Account.

    The following separate sections are added to the section of the Prospectus entitled "Policy Benefits," page 14:

                        TRANSFER OF ENTIRE ACCOUNT VALUE
                              TO THE FIXED ACCOUNT

    New York Policy Owners may transfer no less than the entire Account Value into the Fixed Account under the following circumstances: (i) during the first 18 months following the Date of Issue, (ii) within 30 days following a Policy Anniversary, or (iii) within 60 days following the effective date of a material change in the investment policy of the Separate Account which the New York Policy Owner objects to.

    A TRANSFER TO THE FIXED ACCOUNT MUST BE FOR THE ENTIRE ACCOUNT VALUE AND ONCE THE ACCOUNT VALUE HAS BEEN TRANSFERRED TO THE FIXED ACCOUNT, IT MAY NOT, UNDER ANY CIRCUMSTANCES, BE TRANSFERRED BACK TO THE SEPARATE ACCOUNT.

    For New York Policy Owners who elect to invest in the Fixed Account, Hartford will transfer the entire Account Value from the Separate Account to the Fixed Account on the Monthly Activity Date next following the date on which Hartford received the transfer request. The Account Value in the Fixed Account on the date of transfer equals the entire Account Value; plus the value of the Loan Account; minus the Monthly Deduction Amount applicable to the Fixed Account and minus the Annual Maintenance Fee, if applicable. On each subsequent Monthly Activity Date, the Account Value in the Fixed Account equals the Account Value on the previous Monthly Activity Date; plus any premiums received since the last Monthly Activity Date; plus interest credited since the last Monthly Activity Date; minus the Monthly Deduction Amount applicable to the Fixed Account; minus any partial surrenders taken since the last Monthly Activity Date and minus any Surrender Charges deducted since the last Monthly Deduction Date. On each Valuation Date (other than a Monthly Activity Date), the Account

28                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

    Value of the Fixed Account equals the Account Value on the previous Monthly Activity Date; plus any premiums received since the last Monthly Activity Date; plus any interest credited since the last Monthly Activity Date; minus any partial surrenders taken since the last Monthly Activity Date and minus any surrender charges deducted since the last Monthly Activity Date.

                               DEFERRED PAYMENTS

    Hartford reserves the right to defer payment of any Cash Surrender Values and loan amounts which are attributable to the Fixed Account for up to six months from the date of request. If payment is deferred for more than ten days, Hartford will pay interest at the Fixed Account Minimum Credited Interest Rate.

HARTFORD LIFE INSURANCE COMPANY                                               29
--------------------------------------------------------------------------------

                                   APPENDIX B
                           ILLUSTRATIONS OF BENEFITS

    The tables in Appendix B illustrate the way in which a Policy operates. They show how the death benefit and surrender value could vary over an extended period of time assuming hypothetical gross rates of return equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $10,000. A male preferred age 45, a female preferred age 55 and a male preferred age 65 with Face Amounts of $44,053, $34,014 and $20,000, respectively, are illustrated for the single life preferred Policy for both Policy Owner Option 1 and Policy Owner Option 2. The illustrations for the last survivor preferred Policy assume male preferred and female preferred of equal ages, including age 55 and 65 for Face Amounts of $45,454 and $28,329.

    The death benefit and surrender value for a Policy would be different from those shown if the rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also differ if any Policy loan were made during the period of time illustrated.

    The tables reflect the deductions of current Policy charges for Policy Owner Option 1 and Policy Owner Option 2 and guaranteed Policy charges for a single gross interest rate. The death benefits and surrender values would change if the current cost of insurance charges change.

    The amounts shown for the death benefit and surrender value as of the end of each Policy Year take into account an average daily charge equal to an annual charge of 0.75% of the average daily net assets of the Funds for investment advisory and administrative services fees. The gross annual investment return rates of 0%, 6% and 12% on the Fund's assets are equal to net annual investment return rates (net of the 0.75% average daily charge) of -0.75%, 5.25% and 11.25%, respectively.

    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Separate Account in the future. In order to produce after tax returns of 0%, 6%, and 12%, the Separate Account would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges (see "Deductions and Charges -- Taxes Charged Against the Separate Account," page 14).

    The "Premium Paid Plus Interest" column of each table shows the amount which would accumulate if the initial premium was invested to earn interest, after taxes of 5% per year, compounded annually.

    Hartford will furnish upon request, a comparable illustration reflecting the proposed insureds age, risk classification, Face Amount or initial premium requested, and reflecting guaranteed cost of insurance rates. Hartford will also furnish an additional similar illustration reflecting current cost of insurance rates which may be less than, but never greater than, the guaranteed cost of insurance rates.

30                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,814       9,821    44,053    10,754       9,762    44,053
      2          11,025     11,697      10,714    44,053    11,571      10,589    44,053
      3          11,576     12,655      11,684    44,053    12,455      11,487    44,053
      4          12,155     13,694      12,888    44,053    13,413      12,612    44,053
      5          12,763     14,820      14,035    44,053    14,453      13,673    44,053
      6          13,401     16,042      15,481    44,053    15,582      15,026    44,053
      7          14,071     17,366      16,836    44,053    16,806      16,280    44,053
      8          14,775     18,803      18,509    44,053    18,136      17,846    44,053
      9          15,513     20,360      20,110    44,053    19,582      19,333    44,053
     10          16,289     22,050      22,050    44,053    21,154      21,154    44,053
     11          17,103     24,123      24,123    44,053    23,054      23,054    44,053
     12          17,959     26,393      26,393    44,053    25,147      25,147    44,053
     13          18,856     28,880      28,880    44,053    27,461      27,461    44,053
     14          19,799     31,614      31,614    44,053    30,023      30,023    44,053
     15          20,789     34,640      34,640    46,418    32,868      32,868    44,053
     16          21,829     37,972      37,972    49,363    36,022      36,022    46,829
     17          22,920     41,620      41,620    53,274    39,482      39,482    50,537
     18          24,066     45,615      45,615    57,475    43,270      43,270    54,520
     19          25,270     49,989      49,989    61,987    47,418      47,418    58,799
     20          26,533     54,811      54,811    66,870    51,992      51,992    63,430
     25          33,864     86,619      86,619   100,478    82,155      82,155    95,300
     35          55,160     215,966    215,966   228,925   204,699     204,699   216,982

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               31
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,230       9,249    44,053    10,168       9,189    44,053
      2          11,025     10,465       9,506    44,053    10,330       9,374    44,053
      3          11,576     10,707       9,769    44,053    10,486       9,553    44,053
      4          12,155     10,955      10,190    44,053    10,634       9,875    44,053
      5          12,763     11,209      10,469    44,053    10,773      10,038    44,053
      6          13,401     11,470      10,956    44,053    10,900      10,391    44,053
      7          14,071     11,738      11,250    44,053    11,012      10,530    44,053
      8          14,775     12,013      11,753    44,053    11,106      10,851    44,053
      9          15,513     12,295      12,064    44,053    11,179      10,951    44,053
     10          16,289     12,584      12,584    44,053    11,225      11,225    44,053
     11          17,103     13,011      13,011    44,053    11,333      11,333    44,053
     12          17,959     13,453      13,453    44,053    11,413      11,413    44,053
     13          18,856     13,911      13,911    44,053    11,459      11,459    44,053
     14          19,799     14,386      14,386    44,053    11,466      11,466    44,053
     15          20,789     14,878      14,878    44,053    11,427      11,427    44,053
     16          21,829     15,388      15,388    44,053    11,333      11,333    44,053
     17          22,920     15,916      15,916    44,053    11,176      11,176    44,053
     18          24,066     16,464      16,464    44,053    10,941      10,941    44,053
     19          25,270     17,032      17,032    44,053    10,613      10,613    44,053
     20          26,533     17,620      17,620    44,053    10,177      10,177    44,053
     25          33,864     20,897      20,897    44,053     5,615       5,615    44,053
     35          55,160     29,494      29,494    44,053        --          --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

32                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,718       8,749    44,053     9,655       8,688    44,053
      2          11,025      9,443       8,504    44,053     9,302       8,366    44,053
      3          11,576      9,175       8,265    44,053     8,941       8,034    44,053
      4          12,155      8,914       8,180    44,053     8,569       7,841    44,053
      5          12,763      8,659       7,951    44,053     8,186       7,484    44,053
      6          13,401      8,411       7,927    44,053     7,789       7,311    44,053
      7          14,071      8,169       7,708    44,053     7,374       6,919    44,053
      8          14,775      7,933       7,693    44,053     6,939       6,704    44,053
      9          15,513      7,703       7,484    44,053     6,479       6,263    44,053
     10          16,289      7,479       7,479    44,053     5,991       5,991    44,053
     11          17,103      7,334       7,334    44,053     5,515       5,515    44,053
     12          17,959      7,191       7,191    44,053     4,999       4,999    44,053
     13          18,856      7,050       7,050    44,053     4,437       4,437    44,053
     14          19,799      6,912       6,912    44,053     3,824       3,824    44,053
     15          20,789      6,775       6,775    44,053     3,152       3,152    44,053
     16          21,829      6,641       6,641    44,053     2,412       2,412    44,053
     17          22,920      6,509       6,509    44,053     1,593       1,593    44,053
     18          24,066      6,379       6,379    44,053       681         681    44,053
     19          25,270      6,251       6,251    44,053        --          --        --
     20          26,533      6,124       6,124    44,053        --          --        --
     25          33,864      5,522       5,522    44,053        --          --        --
     35          55,160      4,449       4,449    44,053        --          --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               33
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,449       9,699    44,053    10,383       9,633    44,053
      2          11,025     11,375      10,625    44,053    11,236      10,486    44,053
      3          11,576     12,386      11,636    44,053    12,168      11,418    44,053
      4          12,155     13,490      12,890    44,053    13,184      12,584    44,053
      5          12,763     14,694      14,094    44,053    14,295      13,695    44,053
      6          13,401     16,009      15,609    44,053    15,509      15,109    44,053
      7          14,071     17,444      17,044    44,053    16,837      16,437    44,053
      8          14,775     19,011      18,811    44,053    18,290      18,090    44,053
      9          15,513     20,721      20,521    44,053    19,881      19,681    44,053
     10          16,289     22,588      22,588    44,053    21,627      21,627    44,053
     11          17,103     24,712      24,712    44,053    23,580      23,580    44,053
     12          17,959     27,039      27,039    44,053    25,734      25,734    44,053
     13          18,856     29,588      29,588    44,053    28,116      28,116    44,053
     14          19,799     32,401      32,401    44,714    30,756      30,756    44,053
     15          20,789     35,509      35,509    47,583    33,686      33,686    45,140
     16          21,829     38,925      38,925    50,602    36,925      36,925    48,003
     17          22,920     42,665      42,665    54,612    40,472      40,472    51,804
     18          24,066     46,761      46,761    58,920    44,355      44,355    55,888
     19          25,270     51,277      51,277    63,584    48,608      48,608    60,275
     20          26,533     56,223      56,223    68,592    53,297      53,297    65,023
     25          33,864     88,850      88,850   103,066    84,218      84,218    97,693
     35          55,160     221,529    221,529   234,821   209,839     209,839   222,430

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

34                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,884       9,134    44,053     9,817       9,067    44,053
      2          11,025     10,176       9,426    44,053    10,031       9,281    44,053
      3          11,576     10,479       9,729    44,053    10,243       9,493    44,053
      4          12,155     10,791      10,191    44,053    10,450       9,850    44,053
      5          12,763     11,114      10,514    44,053    10,651      10,051    44,053
      6          13,401     11,447      11,047    44,053    10,844      10,444    44,053
      7          14,071     11,790      11,390    44,053    11,027      10,627    44,053
      8          14,775     12,146      11,946    44,053    11,196      10,996    44,053
      9          15,513     12,512      12,312    44,053    11,347      11,147    44,053
     10          16,289     12,891      12,891    44,053    11,477      11,477    44,053
     11          17,103     13,329      13,329    44,053    11,599      11,599    44,053
     12          17,959     13,783      13,783    44,053    11,693      11,693    44,053
     13          18,856     14,253      14,253    44,053    11,755      11,755    44,053
     14          19,799     14,740      14,740    44,053    11,779      11,779    44,053
     15          20,789     15,245      15,245    44,053    11,758      11,758    44,053
     16          21,829     15,768      15,768    44,053    11,685      11,685    44,053
     17          22,920     16,311      16,311    44,053    11,549      11,549    44,053
     18          24,066     16,873      16,873    44,053    11,338      11,338    44,053
     19          25,270     17,455      17,455    44,053    11,037      11,037    44,053
     20          26,533     18,059      18,059    44,053    10,630      10,630    44,053
     25          33,864     21,421      21,421    44,053     6,280       6,280    44,053
     35          55,160     30,243      30,243    44,053        --          --        --

   *  *THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               35
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,389       8,639    44,053     9,321       8,571    44,053
      2          11,025      9,182       8,432    44,053     9,032       8,282    44,053
      3          11,576      8,979       8,229    44,053     8,732       7,982    44,053
      4          12,155      8,780       8,180    44,053     8,418       7,818    44,053
      5          12,763      8,585       7,985    44,053     8,090       7,490    44,053
      6          13,401      8,393       7,993    44,053     7,745       7,345    44,053
      7          14,071      8,205       7,805    44,053     7,380       6,980    44,053
      8          14,775      8,021       7,821    44,053     6,992       6,792    44,053
      9          15,513      7,839       7,639    44,053     6,575       6,375    44,053
     10          16,289      7,662       7,662    44,053     6,128       6,128    44,053
     11          17,103      7,514       7,514    44,053     5,652       5,652    44,053
     12          17,959      7,368       7,368    44,053     5,136       5,136    44,053
     13          18,856      7,225       7,225    44,053     4,575       4,575    44,053
     14          19,799      7,084       7,084    44,053     3,963       3,963    44,053
     15          20,789      6,945       6,945    44,053     3,291       3,291    44,053
     16          21,829      6,808       6,808    44,053     2,552       2,552    44,053
     17          22,920      6,673       6,673    44,053     1,735       1,735    44,053
     18          24,066      6,540       6,540    44,053       824         824    44,053
     19          25,270      6,410       6,410    44,053        --          --        --
     20          26,533      6,281       6,281    44,053        --          --        --
     25          33,864      5,667       5,667    44,053        --          --        --
     35          55,160      4,573       4,573    44,053        --          --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

36                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,814       9,821    34,014    10,709       9,718    34,014
      2          11,025     11,697      10,714    34,014    11,477      10,497    34,014
      3          11,576     12,655      11,684    34,014    12,311      11,345    34,014
      4          12,155     13,694      12,888    34,014    13,218      12,420    34,014
      5          12,763     14,820      14,035    34,014    14,207      13,429    34,014
      6          13,401     16,042      15,481    34,014    15,284      14,731    34,014
      7          14,071     17,366      16,836    34,014    16,458      15,934    34,014
      8          14,775     18,803      18,509    34,014    17,736      17,447    34,014
      9          15,513     20,360      20,110    34,014    19,129      18,881    34,014
     10          16,289     22,050      22,050    34,014    20,651      20,651    34,014
     11          17,103     24,123      24,123    34,014    22,502      22,502    34,014
     12          17,959     26,396      26,396    34,014    24,560      24,560    34,014
     13          18,856     28,926      28,926    34,133    26,858      26,858    34,014
     14          19,799     31,735      31,735    37,130    29,433      29,433    34,437
     15          20,789     34,816      34,816    40,388    32,289      32,289    37,455
     16          21,829     38,196      38,196    43,926    35,420      35,420    40,734
     17          22,920     41,913      41,913    47,362    38,866      38,866    43,919
     18          24,066     46,005      46,005    51,066    42,658      42,658    47,351
     19          25,270     50,545      50,545    55,094    46,837      46,837    51,053
     20          26,533     55,507      55,507    60,503    51,435      51,435    56,065
     25          33,864     88,547      88,547    93,860    82,050      82,050    86,974
     35          55,160     221,396    221,396   232,466   202,127     202,127   212,234

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               37
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,230       9,249    34,014    10,123       9,145    34,014
      2          11,025     10,465       9,506    34,014    10,238       9,283    34,014
      3          11,576     10,707       9,769    34,014    10,343       9,412    34,014
      4          12,155     10,955      10,190    34,014    10,440       9,683    34,014
      5          12,763     11,209      10,469    34,014    10,526       9,794    34,014
      6          13,401     11,470      10,956    34,014    10,597      10,091    34,014
      7          14,071     11,738      11,250    34,014    10,650      10,170    34,014
      8          14,775     12,013      11,753    34,014    10,678      10,425    34,014
      9          15,513     12,295      12,064    34,014    10,673      10,447    34,014
     10          16,289     12,584      12,584    34,014    10,630      10,630    34,014
     11          17,103     13,011      13,011    34,014    10,631      10,631    34,014
     12          17,959     13,453      13,453    34,014    10,590      10,590    34,014
     13          18,856     13,911      13,911    34,014    10,501      10,501    34,014
     14          19,799     14,386      14,386    34,014    10,362      10,362    34,014
     15          20,789     14,878      14,878    34,014    10,161      10,161    34,014
     16          21,829     15,388      15,388    34,014     9,886       9,886    34,014
     17          22,920     15,916      15,916    34,014     9,515       9,515    34,014
     18          24,066     16,464      16,464    34,014     9,023       9,023    34,014
     19          25,270     17,032      17,032    34,014     8,376       8,376    34,014
     20          26,533     17,620      17,620    34,014     7,537       7,537    34,014
     25          33,864     20,897      20,897    34,014        --          --        --
     35          55,160     29,494      29,494    34,014        --          --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

38                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,718       8,749    34,014     9,611       8,644    34,014
      2          11,025      9,443       8,504    34,014     9,211       8,276    34,014
      3          11,576      9,175       8,265    34,014     8,800       7,896    34,014
      4          12,155      8,914       8,180    34,014     8,378       7,653    34,014
      5          12,763      8,659       7,951    34,014     7,944       7,244    34,014
      6          13,401      8,411       7,927    34,014     7,492       7,017    34,014
      7          14,071      8,169       7,708    34,014     7,018       6,566    34,014
      8          14,775      7,933       7,693    34,014     6,516       6,283    34,014
      9          15,513      7,703       7,484    34,014     5,976       5,761    34,014
     10          16,289      7,479       7,479    34,014     5,393       5,393    34,014
     11          17,103      7,334       7,334    34,014     4,802       4,802    34,014
     12          17,959      7,191       7,191    34,014     4,153       4,153    34,014
     13          18,856      7,050       7,050    34,014     3,443       3,443    34,014
     14          19,799      6,912       6,912    34,014     2,665       2,665    34,014
     15          20,789      6,775       6,775    34,014     1,809       1,809    34,014
     16          21,829      6,641       6,641    34,014       859         859    34,014
     17          22,920      6,509       6,509    34,014        --          --        --
     18          24,066      6,379       6,379    34,014        --          --        --
     19          25,270      6,251       6,251    34,014        --          --        --
     20          26,533      6,124       6,124    34,014        --          --        --
     25          33,864      5,522       5,522    34,014        --          --        --
     35          55,160      4,449       4,449    34,014        --          --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               39
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,449       9,699    34,014    10,336       9,586    34,014
      2          11,025     11,375      10,625    34,014    11,139      10,389    34,014
      3          11,576     12,386      11,636    34,014    12,017      11,267    34,014
      4          12,155     13,490      12,890    34,014    12,980      12,380    34,014
      5          12,763     14,694      14,094    34,014    14,036      13,436    34,014
      6          13,401     16,009      15,609    34,014    15,195      14,795    34,014
      7          14,071     17,444      17,044    34,014    16,467      16,067    34,014
      8          14,775     19,011      18,811    34,014    17,864      17,664    34,014
      9          15,513     20,721      20,521    34,014    19,399      19,199    34,014
     10          16,289     22,588      22,588    34,014    21,090      21,090    34,014
     11          17,103     24,712      24,712    34,014    22,995      22,995    34,014
     12          17,959     27,050      27,050    34,014    25,114      25,114    34,014
     13          18,856     29,660      29,660    34,999    27,481      27,481    34,014
     14          19,799     32,541      32,541    38,074    30,132      30,132    35,255
     15          20,789     35,702      35,702    41,415    33,056      33,056    38,346
     16          21,829     39,168      39,168    45,044    36,263      36,263    41,703
     17          22,920     42,981      42,981    48,569    39,791      39,791    44,965
     18          24,066     47,178      47,178    52,368    43,674      43,674    48,479
     19          25,270     51,833      51,833    56,498    47,954      47,954    52,270
     20          26,533     56,922      56,922    62,045    52,662      52,662    57,402
     25          33,864     90,803      90,803    96,252    84,007      84,007    89,048
     35          55,160     227,038    227,038   238,390   206,948     206,948   217,296

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

40                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,884       9,134   34,014      9,770       9,020   34,014
      2          11,025     10,176       9,426   34,014      9,935       9,185   34,014
      3          11,576     10,479       9,729   34,014     10,094       9,344   34,014
      4          12,155     10,791      10,191   34,014     10,248       9,648   34,014
      5          12,763     11,114      10,514   34,014     10,393       9,793   34,014
      6          13,401     11,447      11,047   34,014     10,529      10,129   34,014
      7          14,071     11,790      11,390   34,014     10,649      10,249   34,014
      8          14,775     12,146      11,946   34,014     10,748      10,548   34,014
      9          15,513     12,512      12,312   34,014     10,819      10,619   34,014
     10          16,289     12,891      12,891   34,014     10,856      10,856   34,014
     11          17,103     13,329      13,329   34,014     10,871      10,871   34,014
     12          17,959     13,783      13,783   34,014     10,844      10,844   34,014
     13          18,856     14,253      14,253   34,014     10,773      10,773   34,014
     14          19,799     14,740      14,740   34,014     10,651      10,651   34,014
     15          20,789     15,245      15,245   34,014     10,471      10,471   34,014
     16          21,829     15,768      15,768   34,014     10,218      10,218   34,014
     17          22,920     16,311      16,311   34,014      9,873       9,873   34,014
     18          24,066     16,873      16,873   34,014      9,409       9,409   34,014
     19          25,270     17,455      17,455   34,014      8,795       8,795   34,014
     20          26,533     18,059      18,059   34,014      7,994       7,994   34,014
     25          33,864     21,421      21,421   34,014         --          --       --
     35          55,160     30,243      30,243   34,014         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               41
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,389      8,639    34,014      9,275      8,525    34,014
      2          11,025      9,182      8,432    34,014      8,937      8,187    34,014
      3          11,576      8,979      8,229    34,014      8,586      7,836    34,014
      4          12,155      8,780      8,180    34,014      8,221      7,621    34,014
      5          12,763      8,585      7,985    34,014      7,839      7,239    34,014
      6          13,401      8,393      7,993    34,014      7,438      7,038    34,014
      7          14,071      8,205      7,805    34,014      7,011      6,611    34,014
      8          14,775      8,021      7,821    34,014      6,553      6,353    34,014
      9          15,513      7,839      7,639    34,014      6,055      5,855    34,014
     10          16,289      7,662      7,662    34,014      5,509      5,509    34,014
     11          17,103      7,514      7,514    34,014      4,919      4,919    34,014
     12          17,959      7,368      7,368    34,014      4,272      4,272    34,014
     13          18,856      7,225      7,225    34,014      3,562      3,562    34,014
     14          19,799      7,084      7,084    34,014      2,786      2,786    34,014
     15          20,789      6,945      6,945    34,014      1,933      1,933    34,014
     16          21,829      6,808      6,808    34,014        985        985    34,014
     17          22,920      6,673      6,673    34,014         --         --        --
     18          24,066      6,540      6,540    34,014         --         --        --
     19          25,270      6,410      6,410    34,014         --         --        --
     20          26,533      6,281      6,281    34,014         --         --        --
     25          33,864      5,667      5,667    34,014         --         --        --
     35          55,160      4,573      4,573    34,014         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

42                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,814       9,821    20,000    10,623       9,634    20,000
      2          11,025     11,697      10,714    20,000    11,295      10,319    20,000
      3          11,576     12,655      11,684    20,000    12,025      11,064    20,000
      4          12,155     13,694      12,888    20,000    12,822      12,030    20,000
      5          12,763     14,820      14,035    20,000    13,700      12,928    20,000
      6          13,401     16,042      15,481    20,000    14,673      14,126    20,000
      7          14,071     17,367      16,837    20,000    15,761      15,243    20,000
      8          14,775     18,836      18,542    20,908    16,990      16,706    20,000
      9          15,513     20,455      20,204    22,297    18,396      18,150    20,052
     10          16,289     22,202      22,202    24,201    19,964      19,964    21,761
     11          17,103     24,297      24,297    26,241    21,845      21,845    23,593
     12          17,959     26,598      26,598    28,461    23,911      23,911    25,585
     13          18,856     29,105      29,105    31,143    26,159      26,159    27,991
     14          19,799     31,862      31,862    33,774    28,634      28,634    30,353
     15          20,789     34,871      34,871    36,963    31,328      31,328    33,208
     16          21,829     38,181      38,181    40,091    34,299      34,299    36,015
     17          22,920     41,792      41,792    43,883    37,533      37,533    39,410
     18          24,066     45,748      45,748    48,036    41,046      41,046    43,099
     19          25,270     50,081      50,081    52,586    44,859      44,859    47,103
     20          26,533     54,858      54,858    57,601    48,990      48,990    51,440
     25          33,864     86,509      86,509    90,835    75,359      75,359    79,127
     35          55,160     215,307    215,307   217,461   181,841     181,841   183,660

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               43
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,230       9,249   20,000     10,034       9,059   20,000
      2          11,025     10,465       9,506   20,000     10,041       9,090   20,000
      3          11,576     10,707       9,769   20,000     10,014       9,089   20,000
      4          12,155     10,955      10,190   20,000      9,951       9,201   20,000
      5          12,763     11,209      10,469   20,000      9,842       9,119   20,000
      6          13,401     11,470      10,956   20,000      9,679       9,182   20,000
      7          14,071     11,738      11,250   20,000      9,449       8,978   20,000
      8          14,775     12,013      11,753   20,000      9,135       8,889   20,000
      9          15,513     12,295      12,064   20,000      8,717       8,495   20,000
     10          16,289     12,584      12,584   20,000      8,170       8,170   20,000
     11          17,103     13,011      13,011   20,000      7,534       7,534   20,000
     12          17,959     13,453      13,453   20,000      6,709       6,709   20,000
     13          18,856     13,911      13,911   20,000      5,649       5,649   20,000
     14          19,799     14,386      14,386   20,000      4,296       4,296   20,000
     15          20,789     14,878      14,878   20,000      2,565       2,565   20,000
     16          21,829     15,388      15,388   20,000        339         339   20,000
     17          22,920     15,916      15,916   20,000         --          --       --
     18          24,066     16,464      16,464   20,000         --          --       --
     19          25,270     17,032      17,032   20,000         --          --       --
     20          26,533     17,620      17,620   20,000         --          --       --
     25          33,864     20,897      20,897   21,942         --          --       --
     35          55,160     29,519      29,519   29,814         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

44                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,718      8,749    20,000      9,520      8,555    20,000
      2          11,025      9,443      8,504    20,000      9,002      8,072    20,000
      3          11,576      9,175      8,265    20,000      8,442      7,544    20,000
      4          12,155      8,914      8,180    20,000      7,830      7,113    20,000
      5          12,763      8,659      7,951    20,000      7,158      6,469    20,000
      6          13,401      8,411      7,927    20,000      6,412      5,948    20,000
      7          14,071      8,169      7,708    20,000      5,575      5,133    20,000
      8          14,775      7,933      7,693    20,000      4,623      4,400    20,000
      9          15,513      7,703      7,484    20,000      3,529      3,320    20,000
     10          16,289      7,479      7,479    20,000      2,261      2,261    20,000
     11          17,103      7,334      7,334    20,000        795        795    20,000
     12          17,959      7,191      7,191    20,000         --         --        --
     13          18,856      7,050      7,050    20,000         --         --        --
     14          19,799      6,912      6,912    20,000         --         --        --
     15          20,789      6,775      6,775    20,000         --         --        --
     16          21,829      6,641      6,641    20,000         --         --        --
     17          22,920      6,509      6,509    20,000         --         --        --
     18          24,066      6,379      6,379    20,000         --         --        --
     19          25,270      6,251      6,251    20,000         --         --        --
     20          26,533      6,124      6,124    20,000         --         --        --
     25          33,864      5,522      5,522    20,000         --         --        --
     35          55,160      4,449      4,449    20,000         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               45
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,449       9,699    20,000    10,242       9,492    20,000
      2          11,025     11,375      10,625    20,000    10,938      10,188    20,000
      3          11,576     12,386      11,636    20,000    11,699      10,949    20,000
      4          12,155     13,490      12,890    20,000    12,537      11,937    20,000
      5          12,763     14,694      14,094    20,000    13,465      12,865    20,000
      6          13,401     16,009      15,609    20,000    14,501      14,101    20,000
      7          14,071     17,446      17,046    20,000    15,669      15,269    20,000
      8          14,775     19,048      18,848    21,144    16,998      16,798    20,000
      9          15,513     20,822      20,622    22,696    18,528      18,328    20,196
     10          16,289     22,748      22,748    24,796    20,239      20,239    22,061
     11          17,103     24,895      24,895    26,888    22,146      22,146    23,918
     12          17,959     27,254      27,254    29,162    24,241      24,241    25,938
     13          18,856     29,823      29,823    31,911    26,521      26,521    28,378
     14          19,799     32,649      32,649    34,609    29,031      29,031    30,773
     15          20,789     35,733      35,733    37,877    31,763      31,763    33,669
     16          21,829     39,126      39,126    41,083    34,775      34,775    36,514
     17          22,920     42,827      42,827    44,969    38,054      38,054    39,957
     18          24,066     46,882      46,882    49,226    41,617      41,617    43,698
     19          25,270     51,353      51,353    53,921    45,483      45,483    47,758
     20          26,533     56,251      56,251    59,064    49,672      49,672    52,156
     25          33,864     88,706      88,706    93,142    76,407      76,407    80,228
     35          55,160     220,776    220,776   222,984   184,372     184,372   186,216

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

46                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,884       9,134   20,000      9,674       8,924   20,000
      2          11,025     10,176       9,426   20,000      9,721       8,971   20,000
      3          11,576     10,479       9,729   20,000      9,738       8,988   20,000
      4          12,155     10,791      10,191   20,000      9,719       9,119   20,000
      5          12,763     11,114      10,514   20,000      9,658       9,058   20,000
      6          13,401     11,447      11,047   20,000      9,545       9,145   20,000
      7          14,071     11,790      11,390   20,000      9,367       8,967   20,000
      8          14,775     12,146      11,946   20,000      9,109       8,909   20,000
      9          15,513     12,512      12,312   20,000      8,749       8,549   20,000
     10          16,289     12,891      12,891   20,000      8,265       8,265   20,000
     11          17,103     13,329      13,329   20,000      7,641       7,641   20,000
     12          17,959     13,783      13,783   20,000      6,830       6,830   20,000
     13          18,856     14,253      14,253   20,000      5,788       5,788   20,000
     14          19,799     14,740      14,740   20,000      4,456       4,456   20,000
     15          20,789     15,245      15,245   20,000      2,752       2,752   20,000
     16          21,829     15,768      15,768   20,000        559         559   20,000
     17          22,920     16,311      16,311   20,000         --          --       --
     18          24,066     16,873      16,873   20,000         --          --       --
     19          25,270     17,455      17,455   20,000         --          --       --
     20          26,533     18,059      18,059   20,000         --          --       --
     25          33,864     21,421      21,421   22,493         --          --       --
     35          55,160     30,268      30,268   30,572         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               47
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,389      8,639    20,000      9,177      8,427    20,000
      2          11,025      9,182      8,432    20,000      8,713      7,963    20,000
      3          11,576      8,979      8,229    20,000      8,204      7,454    20,000
      4          12,155      8,780      8,180    20,000      7,640      7,040    20,000
      5          12,763      8,585      7,985    20,000      7,011      6,411    20,000
      6          13,401      8,393      7,993    20,000      6,305      5,905    20,000
      7          14,071      8,205      7,805    20,000      5,504      5,104    20,000
      8          14,775      8,021      7,821    20,000      4,583      4,383    20,000
      9          15,513      7,839      7,639    20,000      3,514      3,314    20,000
     10          16,289      7,662      7,662    20,000      2,265      2,265    20,000
     11          17,103      7,514      7,514    20,000        799        799    20,000
     12          17,959      7,368      7,368    20,000         --         --        --
     13          18,856      7,225      7,225    20,000         --         --        --
     14          19,799      7,084      7,084    20,000         --         --        --
     15          20,789      6,945      6,945    20,000         --         --        --
     16          21,829      6,808      6,808    20,000         --         --        --
     17          22,920      6,673      6,673    20,000         --         --        --
     18          24,066      6,540      6,540    20,000         --         --        --
     19          25,270      6,410      6,410    20,000         --         --        --
     20          26,533      6,281      6,281    20,000         --         --        --
     25          33,864      5,667      5,667    20,000         --         --        --
     35          55,160      4,573      4,573    20,000         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

48                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,904       9,909    45,454    10,904       9,909    45,454
      2          11,025     11,886      10,898    45,454    11,886      10,898    45,454
      3          11,576     12,953      11,976    45,454    12,953      11,976    45,454
      4          12,155     14,110      13,299    45,454    14,110      13,299    45,454
      5          12,763     15,367      14,575    45,454    15,367      14,575    45,454
      6          13,401     16,730      16,163    45,454    16,730      16,163    45,454
      7          14,071     18,209      17,672    45,454    18,209      17,672    45,454
      8          14,775     19,813      19,513    45,454    19,813      19,513    45,454
      9          15,513     21,551      21,297    45,454    21,551      21,297    45,454
     10          16,289     23,436      23,436    45,454    23,436      23,436    45,454
     11          17,103     25,706      25,706    45,454    25,689      25,689    45,454
     12          17,959     28,198      28,198    45,454    28,159      28,159    45,454
     13          18,856     30,935      30,935    45,454    30,876      30,876    45,454
     14          19,799     33,944      33,944    45,454    33,872      33,872    45,454
     15          20,789     37,267      37,267    45,454    37,186      37,186    45,454
     16          21,829     40,954      40,954    47,098    40,864      40,864    46,995
     17          22,920     45,021      45,021    50,874    44,922      44,922    50,763
     18          24,066     49,493      49,493    54,937    49,384      49,384    54,817
     19          25,270     54,444      54,444    59,344    54,324      54,324    59,214
     20          26,533     59,862      59,862    65,250    59,731      59,731    65,107
     25          33,864     95,891      95,891   101,645    95,679      95,679   101,420
     35          55,160     244,542    244,542   256,769   235,932     235,932   247,729

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               49
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,314       9,332   45,454     10,314       9,332   45,454
      2          11,025     10,633       9,670   45,454     10,633       9,670   45,454
      3          11,576     10,955      10,013   45,454     10,955      10,013   45,454
      4          12,155     11,278      10,509   45,454     11,278      10,509   45,454
      5          12,763     11,601      10,856   45,454     11,601      10,856   45,454
      6          13,401     11,922      11,403   45,454     11,922      11,403   45,454
      7          14,071     12,238      11,746   45,454     12,238      11,746   45,454
      8          14,775     12,557      12,295   45,454     12,545      12,282   45,454
      9          15,513     12,886      12,653   45,454     12,838      12,606   45,454
     10          16,289     13,223      13,223   45,454     13,111      13,111   45,454
     11          17,103     13,707      13,707   45,454     13,467      13,467   45,454
     12          17,959     14,210      14,210   45,454     13,797      13,797   45,454
     13          18,856     14,733      14,733   45,454     14,095      14,095   45,454
     14          19,799     15,276      15,276   45,454     14,352      14,352   45,454
     15          20,789     15,840      15,840   45,454     14,558      14,558   45,454
     16          21,829     16,426      16,426   45,454     14,700      14,700   45,454
     17          22,920     17,035      17,035   45,454     14,757      14,757   45,454
     18          24,066     17,668      17,668   45,454     14,705      14,705   45,454
     19          25,270     18,325      18,325   45,454     14,514      14,514   45,454
     20          26,533     19,007      19,007   45,454     14,146      14,146   45,454
     25          33,864     22,840      22,840   45,454      7,825       7,825   45,454
     35          55,160     33,093      33,093   45,454         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

50                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,798      8,828    45,454      9,798      8,828    45,454
      2          11,025      9,594      8,652    45,454      9,594      8,652    45,454
      3          11,576      9,384      8,470    45,454      9,384      8,470    45,454
      4          12,155      9,168      8,430    45,454      9,168      8,430    45,454
      5          12,763      8,943      8,231    45,454      8,943      8,231    45,454
      6          13,401      8,710      8,222    45,454      8,707      8,220    45,454
      7          14,071      8,481      8,018    45,454      8,457      7,994    45,454
      8          14,775      8,258      8,017    45,454      8,188      7,947    45,454
      9          15,513      8,040      7,820    45,454      7,895      7,675    45,454
     10          16,289      7,827      7,827    45,454      7,570      7,570    45,454
     11          17,103      7,696      7,696    45,454      7,267      7,267    45,454
     12          17,959      7,567      7,567    45,454      6,915      6,915    45,454
     13          18,856      7,439      7,439    45,454      6,504      6,504    45,454
     14          19,799      7,313      7,313    45,454      6,026      6,026    45,454
     15          20,789      7,188      7,188    45,454      5,467      5,467    45,454
     16          21,829      7,065      7,065    45,454      4,809      4,809    45,454
     17          22,920      6,944      6,944    45,454      4,028      4,028    45,454
     18          24,066      6,824      6,824    45,454      3,091      3,091    45,454
     19          25,270      6,706      6,706    45,454      1,958      1,958    45,454
     20          26,533      6,590      6,590    45,454        582        582    45,454
     25          33,864      6,029      6,029    45,454         --         --        --
     35          55,160      5,010      5,010    45,454         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               51
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,535       9,785    45,454    10,535       9,785    45,454
      2          11,025     11,558      10,808    45,454    11,558      10,808    45,454
      3          11,576     12,676      11,926    45,454    12,676      11,926    45,454
      4          12,155     13,898      13,298    45,454    13,898      13,298    45,454
      5          12,763     15,233      14,633    45,454    15,233      14,633    45,454
      6          13,401     16,692      16,292    45,454    16,692      16,292    45,454
      7          14,071     18,287      17,887    45,454    18,287      17,887    45,454
      8          14,775     20,028      19,828    45,454    20,028      19,828    45,454
      9          15,513     21,931      21,731    45,454    21,931      21,731    45,454
     10          16,289     24,010      24,010    45,454    24,010      24,010    45,454
     11          17,103     26,336      26,336    45,454    26,325      26,325    45,454
     12          17,959     28,890      28,890    45,454    28,866      28,866    45,454
     13          18,856     31,697      31,697    45,454    31,661      31,661    45,454
     14          19,799     34,788      34,788    45,454    34,746      34,746    45,454
     15          20,789     38,208      38,208    45,454    38,162      38,162    45,454
     16          21,829     41,999      41,999    48,299    41,948      41,948    48,240
     17          22,920     46,170      46,170    52,173    46,114      46,114    52,109
     18          24,066     50,787      50,787    56,374    50,725      50,725    56,305
     19          25,270     55,867      55,867    60,896    55,799      55,799    60,821
     20          26,533     61,428      61,428    66,957    61,353      61,353    66,875
     25          33,864     98,399      98,399   104,303    98,277      98,277   104,174
     35          55,160     250,936    250,936   263,483   242,338     242,338   254,456

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE
RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

52                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,965       9,215   45,454      9,965       9,215   45,454
      2          11,025     10,339       9,589   45,454     10,339       9,589   45,454
      3          11,576     10,720       9,970   45,454     10,720       9,970   45,454
      4          12,155     11,107      10,507   45,454     11,107      10,507   45,454
      5          12,763     11,499      10,899   45,454     11,499      10,899   45,454
      6          13,401     11,894      11,494   45,454     11,894      11,494   45,454
      7          14,071     12,290      11,890   45,454     12,290      11,890   45,454
      8          14,775     12,693      12,493   45,454     12,681      12,481   45,454
      9          15,513     13,110      12,910   45,454     13,065      12,865   45,454
     10          16,289     13,542      13,542   45,454     13,435      13,435   45,454
     11          17,103     14,039      14,039   45,454     13,806      13,806   45,454
     12          17,959     14,555      14,555   45,454     14,153      14,153   45,454
     13          18,856     15,091      15,091   45,454     14,470      14,470   45,454
     14          19,799     15,648      15,648   45,454     14,747      14,747   45,454
     15          20,789     16,227      16,227   45,454     14,975      14,975   45,454
     16          21,829     16,828      16,828   45,454     15,141      15,141   45,454
     17          22,920     17,452      17,452   45,454     15,225      15,225   45,454
     18          24,066     18,101      18,101   45,454     15,204      15,204   45,454
     19          25,270     18,775      18,775   45,454     15,047      15,047   45,454
     20          26,533     19,475      19,475   45,454     14,719      14,719   45,454
     25          33,864     23,406      23,406   45,454      8,738       8,738   45,454
     35          55,160     33,922      33,922   45,454         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               53
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,467      8,717    45,454      9,467      8,717    45,454
      2          11,025      9,328      8,578    45,454      9,328      8,578    45,454
      3          11,576      9,183      8,433    45,454      9,183      8,433    45,454
      4          12,155      9,029      8,429    45,454      9,029      8,429    45,454
      5          12,763      8,864      8,264    45,454      8,864      8,264    45,454
      6          13,401      8,689      8,289    45,454      8,686      8,286    45,454
      7          14,071      8,517      8,117    45,454      8,492      8,092    45,454
      8          14,775      8,347      8,147    45,454      8,277      8,077    45,454
      9          15,513      8,181      7,981    45,454      8,035      7,835    45,454
     10          16,289      8,017      8,017    45,454      7,760      7,760    45,454
     11          17,103      7,883      7,883    45,454      7,456      7,456    45,454
     12          17,959      7,751      7,751    45,454      7,103      7,103    45,454
     13          18,856      7,621      7,621    45,454      6,693      6,693    45,454
     14          19,799      7,492      7,492    45,454      6,215      6,215    45,454
     15          20,789      7,366      7,366    45,454      5,657      5,657    45,454
     16          21,829      7,240      7,240    45,454      5,000      5,000    45,454
     17          22,920      7,117      7,117    45,454      4,220      4,220    45,454
     18          24,066      6,995      6,995    45,454      3,286      3,286    45,454
     19          25,270      6,875      6,875    45,454      2,156      2,156    45,454
     20          26,533      6,756      6,756    45,454        784        784    45,454
     25          33,864      6,184      6,184    45,454         --         --        --
     35          55,160      5,147      5,147    45,454         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

54                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,898       9,903    28,329    10,898       9,903    28,329
      2          11,025     11,860      10,872    28,329    11,860      10,872    28,329
      3          11,576     12,890      11,914    28,329    12,890      11,914    28,329
      4          12,155     13,994      13,184    28,329    13,994      13,184    28,329
      5          12,763     15,184      14,394    28,329    15,178      14,389    28,329
      6          13,401     16,477      15,912    28,329    16,451      15,887    28,329
      7          14,071     17,883      17,349    28,329    17,822      17,288    28,329
      8          14,775     19,412      19,115    28,329    19,303      19,007    28,329
      9          15,513     21,074      20,822    28,329    20,911      20,658    28,329
     10          16,289     22,881      22,881    28,329    22,668      22,668    28,329
     11          17,103     25,096      25,096    28,329    24,810      24,810    28,329
     12          17,959     27,550      27,550    29,479    27,223      27,223    29,129
     13          18,856     30,249      30,249    32,367    29,890      29,890    31,982
     14          19,799     33,214      33,214    35,207    32,819      32,819    34,788
     15          20,789     36,452      36,452    38,639    36,018      36,018    38,179
     16          21,829     40,012      40,012    42,013    39,535      39,535    41,512
     17          22,920     43,908      43,908    46,104    43,373      43,373    45,542
     18          24,066     48,186      48,186    50,596    47,554      47,554    49,933
     19          25,270     52,914      52,914    55,561    52,132      52,132    54,739
     20          26,533     58,107      58,107    61,012    57,101      57,101    59,957
     25          33,864     92,786      92,786    97,425    88,736      88,736    93,173
     35          55,160     236,587    236,587   238,954   215,115     215,115   217,267

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               55
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,308       9,326   28,329     10,308       9,326   28,329
      2          11,025     10,606       9,644   28,329     10,606       9,644   28,329
      3          11,576     10,890       9,949   28,329     10,890       9,949   28,329
      4          12,155     11,171      10,403   28,329     11,155      10,388   28,329
      5          12,763     11,460      10,716   28,329     11,397      10,654   28,329
      6          13,401     11,757      11,239   28,329     11,607      11,091   28,329
      7          14,071     12,062      11,572   28,329     11,779      11,290   28,329
      8          14,775     12,376      12,114   28,329     11,899      11,639   28,329
      9          15,513     12,699      12,468   28,329     11,954      11,724   28,329
     10          16,289     13,032      13,032   28,329     11,926      11,926   28,329
     11          17,103     13,509      13,509   28,329     11,894      11,894   28,329
     12          17,959     14,004      14,004   28,329     11,745      11,745   28,329
     13          18,856     14,519      14,519   28,329     11,453      11,453   28,329
     14          19,799     15,053      15,053   28,329     10,985      10,985   28,329
     15          20,789     15,609      15,609   28,329     10,299      10,299   28,329
     16          21,829     16,186      16,186   28,329      9,332       9,332   28,329
     17          22,920     16,785      16,785   28,329      7,999       7,999   28,329
     18          24,066     17,408      17,408   28,329      6,178       6,178   28,329
     19          25,270     18,055      18,055   28,329      3,701       3,701   28,329
     20          26,533     18,727      18,727   28,329        334         334   28,329
     25          33,864     22,501      22,501   28,329         --          --       --
     35          55,160     32,596      32,596   32,923         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE
RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

56                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,792      8,822    28,329      9,792      8,822    28,329
      2          11,025      9,567      8,625    28,329      9,567      8,625    28,329
      3          11,576      9,319      8,406    28,329      9,318      8,405    28,329
      4          12,155      9,077      8,341    28,329      9,042      8,306    28,329
      5          12,763      8,840      8,130    28,329      8,731      8,022    28,329
      6          13,401      8,609      8,123    28,329      8,376      7,893    28,329
      7          14,071      8,383      7,920    28,329      7,968      7,508    28,329
      8          14,775      8,162      7,922    28,329      7,489      7,252    28,329
      9          15,513      7,947      7,727    28,329      6,921      6,704    28,329
     10          16,289      7,736      7,736    28,329      6,242      6,242    28,329
     11          17,103      7,606      7,606    28,329      5,472      5,472    28,329
     12          17,959      7,477      7,477    28,329      4,526      4,526    28,329
     13          18,856      7,351      7,351    28,329      3,368      3,368    28,329
     14          19,799      7,226      7,226    28,329      1,951      1,951    28,329
     15          20,789      7,102      7,102    28,329        211        211    28,329
     16          21,829      6,981      6,981    28,329         --         --        --
     17          22,920      6,861      6,861    28,329         --         --        --
     18          24,066      6,742      6,742    28,329         --         --        --
     19          25,270      6,625      6,625    28,329         --         --        --
     20          26,533      6,509      6,509    28,329         --         --        --
     25          33,864      5,953      5,953    28,329         --         --        --
     35          55,160      4,944      4,944    28,329         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               57
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,529       9,779    28,329    10,529       9,779    28,329
      2          11,025     11,530      10,780    28,329    11,530      10,780    28,329
      3          11,576     12,611      11,861    28,329    12,611      11,861    28,329
      4          12,155     13,777      13,177    28,329    13,777      13,177    28,329
      5          12,763     15,046      14,446    28,329    15,038      14,438    28,329
      6          13,401     16,434      16,034    28,329    16,404      16,004    28,329
      7          14,071     17,954      17,554    28,329    17,888      17,488    28,329
      8          14,775     19,616      19,416    28,329    19,504      19,304    28,329
      9          15,513     21,435      21,235    28,329    21,275      21,075    28,329
     10          16,289     23,428      23,428    28,329    23,229      23,229    28,329
     11          17,103     25,699      25,699    28,329    25,448      25,448    28,329
     12          17,959     28,223      28,223    30,199    27,942      27,942    29,898
     13          18,856     30,988      30,988    33,158    30,679      30,679    32,828
     14          19,799     34,026      34,026    36,068    33,687      33,687    35,708
     15          20,789     37,344      37,344    39,585    36,971      36,971    39,190
     16          21,829     40,992      40,992    43,043    40,582      40,582    42,612
     17          22,920     44,985      44,985    47,234    44,523      44,523    46,750
     18          24,066     49,368      49,368    51,837    48,816      48,816    51,257
     19          25,270     54,213      54,213    56,924    53,514      53,514    56,190
     20          26,533     59,532      59,532    62,509    58,616      58,616    61,547
     25          33,864     95,062      95,062    99,816    91,089      91,089    95,644
     35          55,160     242,392    242,392   244,817   220,821     220,821   223,030

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

58                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,959       9,209   28,329      9,959       9,209   28,329
      2          11,025     10,311       9,561   28,329     10,311       9,561   28,329
      3          11,576     10,654       9,904   28,329     10,654       9,904   28,329
      4          12,155     10,999      10,399   28,329     10,981      10,381   28,329
      5          12,763     11,357      10,757   28,329     11,290      10,690   28,329
      6          13,401     11,727      11,327   28,329     11,572      11,172   28,329
      7          14,071     12,111      11,711   28,329     11,819      11,419   28,329
      8          14,775     12,508      12,308   28,329     12,021      11,821   28,329
      9          15,513     12,919      12,719   28,329     12,164      11,964   28,329
     10          16,289     13,344      13,344   28,329     12,231      12,231   28,329
     11          17,103     13,833      13,833   28,329     12,222      12,222   28,329
     12          17,959     14,341      14,341   28,329     12,100      12,100   28,329
     13          18,856     14,869      14,869   28,329     11,840      11,840   28,329
     14          19,799     15,417      15,417   28,329     11,411      11,411   28,329
     15          20,789     15,987      15,987   28,329     10,772      10,772   28,329
     16          21,829     16,578      16,578   28,329      9,863       9,863   28,329
     17          22,920     17,193      17,193   28,329      8,601       8,601   28,329
     18          24,066     17,832      17,832   28,329      6,872       6,872   28,329
     19          25,270     18,495      18,495   28,329      4,512       4,512   28,329
     20          26,533     19,185      19,185   28,329      1,296       1,296   28,329
     25          33,864     23,055      23,055   28,329         --          --       --
     35          55,160     33,408      33,408   33,742         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               59
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,460      8,710    28,329      9,460      8,710    28,329
      2          11,025      9,301      8,551    28,329      9,301      8,551    28,329
      3          11,576      9,118      8,368    28,329      9,116      8,366    28,329
      4          12,155      8,939      8,339    28,329      8,900      8,300    28,329
      5          12,763      8,763      8,163    28,329      8,647      8,047    28,329
      6          13,401      8,589      8,189    28,329      8,349      7,949    28,329
      7          14,071      8,418      8,018    28,329      7,993      7,593    28,329
      8          14,775      8,251      8,051    28,329      7,565      7,365    28,329
      9          15,513      8,085      7,885    28,329      7,046      6,846    28,329
     10          16,289      7,923      7,923    28,329      6,412      6,412    28,329
     11          17,103      7,791      7,791    28,329      5,645      5,645    28,329
     12          17,959      7,660      7,660    28,329      4,704      4,704    28,329
     13          18,856      7,531      7,531    28,329      3,553      3,553    28,329
     14          19,799      7,404      7,404    28,329      2,144      2,144    28,329
     15          20,789      7,278      7,278    28,329        415        415    28,329
     16          21,829      7,154      7,154    28,329         --         --        --
     17          22,920      7,031      7,031    28,329         --         --        --
     18          24,066      6,911      6,911    28,329         --         --        --
     19          25,270      6,791      6,791    28,329         --         --        --
     20          26,533      6,674      6,674    28,329         --         --        --
     25          33,864      6,107      6,107    28,329         --         --        --
     35          55,160      5,079      5,079    28,329         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                      PART II

                          CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

    The facing sheet.

    The prospectus consisting of _________ pages.

    The undertaking to file reports.

    The Rule 484 undertaking.

    The signatures.

(1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

    (A1) Resolution of Board of Directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of the Separate Account. (1)

    (A2)      Not applicable.

    (A3a)     Principal Underwriting Agreement.  (2)

    (A3b)     Forms of Selling Agreements.  (2)

    (A3c)     Not applicable.

    (A4)      Not applicable.

    (A5)      Form of Modified Single Premium Variable Life Insurance Policy.
              (1)

    (A6a)     Charter of Hartford. (3)

    (A6b)     Bylaws of Hartford. (2)

________________________________

    (1) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-83656, dated May 1, 1995.

    (2) Incorporated by reference to Post Effective Amendment No. 3, to the Registration Statement File No. 33-83656, dated May 1, 1996.

    (3) Incorporated by reference to Post Effective Amendment No. 4, to the Registration Statement File No. 33-83656, filed on April 16, 1997.

    (A7)      Not applicable.

    (A8)      Not applicable.

    (A9)      Not applicable.

    (A10) Form of Application for Modified Single Premium Variable Life Insurance Policies. (1)

    (A11)     Memorandum describing transfer and redemption procedures. (1)


(2) Opinion and consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

(4) Not applicable.

(5) Opinion and consent of Michael Winterfield, FSA, MAAA.

(6) Financial Statements will be provided by amendment.

(7) Power of Attorney. (3)

(8) Not applicable.

                       REPRESENTATION OF REASONABLENESS OF FEES

Hartford Life Insurance Company ("Hartford") hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                             UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

             UNDERTAKINGS AND REPRESENTATIONS AS REQUIRED BY RULE 6E-3(T)

1. Separate Account Five meets the definition of "Separate Account" under Rule 6e-3(T).

2. Hartford undertakes to keep and make available to the Commission upon request any documents used to support any representation as to the reasonableness of fees.


                            UNDERTAKING ON INDEMNIFICATION

Article VIII of the By Laws of Hartford Life Insurance Company, a Connecticut corporation, provides for indemnification of its officers, directors and employees to the extent consistent with statutory requirements.

Connecticut General Laws Section 33-320a provides for indemnification of officers, directors and employees of a corporation as follows:

    b) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, other than an action by or in the right of the corporation, by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred by him, and the person whose legal representative he is, in connection with such proceeding. The corporation shall not so indemnify any such person unless (1) such person, and the person whose legal representative he is, was successful on the merits in the defense of any proceeding referred to in this subsection, or (2) it shall be concluded as provided in subsection (d) of this section that such person, and the person whose legal representative he is, acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, either in the best interests of the corporation or in the best interests of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust and, with respect to any criminal action or proceeding, that he had no reasonable cause to believe his conduct was unlawful, or (3) the court, on application as provided in subsection
         (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine; except that, in connection with an alleged claim based upon his purchase or sale of securities of the corporation or of another enterprise, which he serves or served at the request of the corporation, the corporation shall only indemnify such person after the court shall have determined, on application as proided in subsection (e) of this section, that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he did not reasonably believe to be in the best interests of the corporation or of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

    (c) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against reasonable expenses actually incurred by him in connection with such proceeding in relation to matters as to which such person, or the person whose legal representative he is, is finally adjudged not to have breached his duty to the corporation, or where the court, on application as provided in subsection (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The corporation shall not so indemnify any such person for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a proceeding, with or without court approval; or for expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval.

    (d) The conclusion provided for in subsection (b) of this section may be reached by any one of the following: (1) The board of directors of the corporation by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (2) independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (3) in the case of any employee or agent who is not an officer or director of the corporation, the corporation's general counsel; or (4) the shareholders of the corporation by the affirmative vote of at least a majority of the voting power of shares not owned by parties to such proceeding, represented at an annual or special meeting of shareholders, duly called with notice of such purpose stated. Such person shall also be entitled to apply to a court for such conclusion, upon application as provided in subsection (e), even though the conclusion reached by any of the foregoing shall have been adverse to him or to the person whose legal representative he is.

    (e) Where an application for indemnification or for a conclusion as provided in this section is made to a court, it shall be made to the court in which the proceeding is pending or to the superior court for the judicial district where the principal office of the corporation is located. The application shall be made in such manner and form as may be required by the applicable rules of the court or, in the absence thereof, by direction of the court. The court may also direct the notice be given in such manner as it may require at the expense of the corporation to the shareholders of the corporation and to such other persons as the court may designate. In the case of an application to a court in which a proceeding is pending in which the person seeking indemnification is a party by reason of the fact that he, or the person whose legal representative he is, is or was serving at the request of the corporation as a director, partner, trustee, officer, employee or agent of another enterprise, or as a fiduciary of an employee benefit plan or trust maintained for the benefit of employees of any other enterprise, timely notice of such application shall be given by such person to the corporation.

    (f) Expenses which may be indemnifiable under this section incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the board of directors upon agreement by or on behalf of the shareholder, director, officer, employee, agent or eligible outside party, or his legal representative, to repay such amount if he is later found not entitled to be indemnified by the corporation as authorized in this section.

    (g) A corporation shall not indemnify any shareholder, director, officer, employee, agent or eligible outside party, other than a shareholder, director, officer, employee, agent or eligible outside party who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against judgments, fines, penalties, amounts paid in settlement and expenses to an extent either greater or less than that authorized in this section. No provision made a part of the certificate or incorporation, the bylaws, a resolution or shareholders or directors, an agreement, or otherwise on or after October 1, 1982, shall be valid unless consistent with this section. Notwithstanding the foregoing, the corporation may procure insurance providing greater indemnification and may share the premium cost with any shareholder, director, officer, employee, agent or eligible outside party on such basis as may be agreed upon. The rights and remedies provided in this section shall be exclusive."

The registrant hereby undertakes that insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and attested, all in the Town of Simsbury, and State of Connecticut, on the 23rd day of September, 1997.

                             HARTFORD LIFE INSURANCE COMPANY -
                             PUTNAM CAPITAL MANAGER TRUST
                             SEPARATE ACCOUNT FIVE (Registrant)

                             By:  /s/ Gregory A. Boyko
                                 ----------------------------------------------
                                 Gregory A. Boyko, Senior Vice President, Chief Financial Officer and Treasurer, Director

                             HARTFORD LIFE INSURANCE COMPANY (Depositor)

                             By:  /s/ Gregory A. Boyko
                                 ----------------------------------------------
                                 Gregory A. Boyko, Senior Vice President, Chief Financial Officer and Treasurer, Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Gregory A. Boyko, Senior Vice President,
  Chief Financial Officer, and Treasurer,
  Director *
John P. Ginnetti, Executive Vice
  President, Director *
Lynda Godkin, Senior Vice President,
  General Counsel, and Corporate
  Secretary, Director*
Thomas M. Marra, Executive Vice                     *By: /s/ Lynda Godkin
  President, Director *                                  ----------------
Leonard E. Odell, Jr., Senior                            Lynda Godkin
  Vice President, Director *                             Attorney-In-Fact
Lowndes A. Smith, President,
  Chief Executive Officer, Director *               Dated: September 23, 1997
Raymond P. Welnicki, Senior Vice                           ------------------
  President, Director *
Lizabeth H. Zlatkus, Senior Vice President
  Director *

                                    EXHIBIT INDEX


(2) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(5)      Opinion and Consent of Michael Winterfield, FSA, MAAA.